SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Meru Networks, Inc.

(Name of Subject Company)

Meru Networks, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

59047Q103

(CUSIP Number of Class of Securities)

Dr. Bami Bastani

President and Chief Executive Officer

894 Ross Drive

Sunnyvale, California 94089

(408) 215-5300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Alan B. Kalin James J. Masetti Heidi E Mayon Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, CA 94304 (650) 233-4500	Mark Liu General Counsel Meru Networks, Inc. 894 Ross Drive Sunnyvale, California 94089 (408) 215-5300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Meru Networks, Inc., a Delaware corporation (“Meru” or the “Company”). The address of Meru’s principal executive offices is 894 Ross Drive, Sunnyvale, California 94089 and its telephone number is (408) 215-5300.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Meru’s common stock, par value $0.0005 per share (the “Shares”). As of the close of business on June 4, 2015, there were 24,499,685 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Meru, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information – Name and Address.” Meru’s website address is www.merunetworks.com. The information on Meru’s website should not be considered a part of this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to a tender offer by Malbrouck Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Fortinet, Inc., a Delaware corporation (“Fortinet”), to purchase all of the issued and outstanding Shares at a per share purchase price of $1.63, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Purchaser and Fortinet with the Securities and Exchange Commission (the “SEC”) on June 9, 2015. Copies of the Offer to Purchase and form of Letter of Transmittal are being mailed to Meru’s stockholders together with this Schedule 14D-9, are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of May 27, 2015, by and among Meru, Purchaser and Fortinet, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Meru, with Meru continuing as the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Meru, (ii) Shares owned of record by Fortinet or any of its direct or indirect wholly owned subsidiaries, including Purchaser and (iii) Shares that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been properly demanded (and not withdrawn or lost) in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”) in connection with the Merger (“Dissenting Shares”)) shall be converted into the right to receive an amount in cash equal to the Offer Price of $1.63, without interest and subject to any required withholding taxes (the “Per Share Merger Consideration”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Purchaser’s obligation to accept for payment and to pay for all Shares validly tendered into the Offer and not withdrawn is not subject to a financing condition. It is conditioned upon, however, among other things, (i) that at least that number of Shares validly tendered and not withdrawn prior to the expiration time of the Offer, when added to any Shares already owned by Purchaser, Fortinet or any of their respective subsidiaries, equal at least a majority of the “Fully-Diluted Company Common Stock,” which means the sum of the then outstanding Shares plus a number equal to the number of Shares issuable upon conversion or exercise of all options, warrants, rights and securities convertible into or exercisable for Shares or otherwise (regardless of any vesting status thereof) (the “Minimum Tender Condition”), and (ii) the absence of a material adverse effect on Meru since the date of execution of the Merger Agreement. Fortinet and Purchaser can waive some of the conditions to the Offer without the consent of Meru but cannot, however, (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable pursuant to the Offer, (iii) modify or waive the Minimum Tender Condition, (iv) add to additional conditions to the Offer or (v) otherwise amend the Offer in any manner that is material and adverse to the holders of Shares without the consent of Meru. The treatment of equity awards under Meru’s benefit plans, including stock options and restricted stock units, is discussed below in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements between Meru and its Executive Officers, Directors and Affiliates.”

The initial expiration time of the Offer is 12:00 midnight, New York City time, at the end of the day on July 7, 2015, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, and the Merger Agreement.

As set forth in the Schedule TO, the address of the principal executive offices of each of Fortinet and Purchaser is 899 Kifer Road, Sunnyvale, California 94086, and their telephone number is (408) 235-7700.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Meru, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Meru or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Fortinet, Purchaser or their respective executive officers, directors or affiliates. The board of directors of Meru (the “Meru Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Fortinet and Purchaser and their Affiliates

Merger Agreement

On May 27, 2015, Meru, Fortinet and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 12 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement governs the contractual rights among Meru, Fortinet and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Meru’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Meru, Fortinet or Purchaser made in Meru’s public reports filed with the SEC. The Merger Agreement contains representations and warranties made by Meru to Fortinet and Purchaser and representations and warranties made by Fortinet and Purchaser to Meru. The purpose of the summary of the Merger Agreement referred to above that is incorporated herein by reference is to provide Meru’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Meru, Fortinet or Purchaser in Meru’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in confidential disclosure schedules provided by Meru to Fortinet and Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among Meru, Fortinet and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Meru, Fortinet or Purchaser. Meru’s stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Meru, Fortinet, Purchaser or any of their respective subsidiaries or affiliates.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement

In connection with the Merger Agreement, on May 27, 2015, Fortinet and Purchaser entered into Tender and Support Agreements (the “Tender Agreements”) with all directors of Meru (the “Tendering Stockholders”), pursuant to which the Tendering Stockholders agreed to validly and irrevocably tender pursuant to the Offer all Shares held by them, which represented less than 1.0% of all outstanding Shares on such date (assuming no exercise of outstanding equity awards).

Pursuant to the Tender Agreements, the Tendering Stockholders have agreed to, among other things, as promptly as practicable after the commencement of the Offer, and in any event no later than the tenth business day following the commencement of the Offer, validly and irrevocably tender pursuant to the Offer all of the Shares owned by the Tendering Stockholders at such time, free and clear of all claims, liens, encumbrances and security interests of any nature whatsoever that would prevent the Tendering Stockholders from tendering their Shares in accordance with the Tender Agreements or otherwise complying with their obligations under the Tender Agreements.

If the Tendering Stockholders acquire any Shares after the tenth business day following the commencement of the Offer, the Tendering Stockholders shall validly tender pursuant to the Offer such Shares within three business days thereof, or if earlier prior to the expiration time. The Tendering Stockholders have agreed that after the Shares are tendered pursuant to the Offer, the Tendering Stockholders will not withdraw tendered Shares unless (i) the Tender Agreement is terminated in accordance with its terms, (ii) the Offer is terminated in accordance with the Merger Agreement, (iii) the Merger Agreement is terminated pursuant to its terms, prior to the consummation of the Offer, or (iv) the Meru Board makes a change in recommendation to recommend a superior proposal in accordance with the Merger Agreement.

The Tender Agreements will automatically terminate on the earliest of: (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time or (iii) upon the mutual written consent of Meru, Fortinet and Purchaser and the Tendering Stockholder.

The representations, warranties and covenants contained in the Tender Agreements were made only for the purposes of the Tender Agreements, were made as of specific dates, were made solely for the benefit of the parties to the Tender Agreements and may not have been intended to be statements of fact but, rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Tender Agreements.

The foregoing summary and description of the Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Mutual Non-Disclosure Agreement

On October 29, 2014, Fortinet and Meru entered into a mutual non-disclosure agreement (the “Non-Disclosure Agreement”) in connection with Fortinet’s consideration of a possible transaction with or involving Meru. Under the Non-Disclosure Agreement, Fortinet agreed, subject to certain exceptions, to keep confidential certain non-public information relating to Meru for a period lasting 12 months. The Non-Disclosure Agreement also contains a standstill provision which prohibits Fortinet from acquiring shares of Meru stock, soliciting proxies, making a tender offer or forming a “group” as defined in the Securities Act of 1934, without the consent of Meru for a period of nine months. The Non-Disclosure Agreement contains a non-solicitation provision prohibiting each party from, either directly or indirectly, soliciting for employment or otherwise contracting for the services of any employee of the other party for a period of 12 months from the date of the Non-Disclosure Agreement, subject to certain exceptions.

The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement which is filed as Exhibit (e)(3) and is incorporated herein by reference.

Arrangements between Meru and its Executive Officers, Directors and Affiliates

Meru’s executive officers and the members of its Board may be deemed to have interests in the transactions contemplated by the Merger Agreement (the “Transactions”) that may be different from or in addition to those of Meru’s stockholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation – Reasons for Recommendation,” in reaching its decision to approve the Merger Agreement and the Transactions and recommend that Meru’s stockholders accept the Offer, and tender their Shares to Purchaser pursuant to the Offer.

For further information with respect to the arrangements between Meru and its executive officers, directors and affiliates described in this Item 3, please also see “Item 8. Additional Information – Golden Parachute Compensation” below, which is incorporated herein by reference, and information contained in the sections entitled “Employment, Severance and Change of Control Agreements” and “Potential Change of Control Payments” in Meru’s definitive proxy statement filed with the SEC on April 10, 2015.

Cash Payable for Outstanding Shares Pursuant to the Offer

The directors and executive officers of Meru or their affiliates who tender the Shares owned by them for purchase pursuant to the Offer, upon Purchaser’s purchase of the Shares tendered and not properly withdrawn pursuant to the Offer, will receive the same cash consideration subject to the same terms and conditions as the other stockholders of Meru. The directors and executive officers of Meru and their affiliates owned, in the aggregate, approximately 331,142 Shares as of June 4, 2015 (or approximately 1.4% of all outstanding Shares as of such date), excluding Shares issuable to such stockholders after the date of this Schedule 14D-9 and prior to the Effective Time upon vesting of restricted stock units and upon exercise of options to purchase Shares (whether or not vesting or exercisable within 60 days of June 4, 2015), which are discussed below. If the directors and executive officers and their affiliates were to tender all 331,142 of these Shares for purchase pursuant to the Offer (which the directors are obligated to do pursuant to the Tender Agreements), and these Shares were accepted for payment and purchased by Purchaser, then, assuming closing of the Merger, or the Effective Time, occurred on June 4, 2015, the directors and officers and their affiliates would receive an aggregate of $539,761 in cash pursuant to tenders of those Shares pursuant to the Offer.

The table below sets forth the number of Shares held by the directors and executive officers of Meru on June 4, 2015, excluding Shares issuable to such stockholders upon vesting of restricted stock units and upon exercise of options to purchase Shares (whether or not vesting or exercisable within 60 days of June 4, 2015), and the amount of cash consideration they would receive for those Shares if they were to tender all of those Shares for purchase pursuant to the Offer and those Shares were accepted for payment and purchased by Purchaser.

	Number of Shares Owned	Value of Shares Owned($)
Executive Officers:
Dr. Bami Bastani	94,235	153,603
Mark Liu	26,855	43,773
Brian McDonald	41,872	68,251
Ajay Malik	36,846	60,059
Sarosh Vesuna	47,706	77,761

Non-Employee Directors:
Barry Cox	—	—
Stephen Domenik	42,103	68,628
John Kurtzweil	—	—
Sudhakar Ramakrishna	41,525	67,686

Total	331,142	539,761

Treatment of Options

Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding option to purchase shares of Meru common stock (“Meru Options”) with an exercise price per share less than the Per Share Merger Consideration that is unexpired, unexercised and outstanding immediately prior to the Effective Time (whether vested or unvested), will be cancelled and converted into and represent the right to receive an amount of cash, without interest and subject to any applicable tax withholding, equal to (i) the number of Shares subject to such Meru Option multiplied by (ii) the Per Share Merger Consideration less the exercise price per share of such Meru Option in effect immediately prior to the Effective Time. If a Meru Option has a per share exercise price equal to or greater than the Per Share Merger Consideration then it will be cancelled without consideration at the Effective Time.

Members of Meru’s Board do not hold any outstanding options. None of Meru’s executive officers hold options with a per share exercise price less than the Per Share Merger Consideration. None of Meru’s directors or executive officers will receive any payment with respect to cancelled options.

Treatment of Time-Based Restricted Stock Units

Pursuant to the terms of the Merger Agreement, at the Effective Time, each Meru restricted stock unit that is subject solely to time-based vesting conditions as of immediately prior to the Effective Time (“Meru RSU”) and that is held by an employee of Meru who becomes an employee of Fortinet or one of its subsidiaries at the Effective Time and that is outstanding immediately prior to the Effective Time will be assumed by Fortinet (“Rollover RSUs”) and continue to have, and be subject to, the same terms and conditions as are in effect immediately prior to the Effective Time (unless otherwise amended), except that such Rollover RSU shall be settled by the issuance of that number of whole shares Fortinet common stock determined by multiplying the number of Shares that were issuable upon settlement of such Rollover RSU immediately prior to the Effective Time by an exchange ratio equal to the Per Share Merger Consideration divided by the volume-weighted average sale price for a share of Fortinet common stock for the ten consecutive trading days ending with the trading day that is three trading days prior to the closing date of the Merger.

The table below reflects the number of shares underlying Meru RSUs that are held by Meru executive officers on June 4, 2015 that would, at the Effective Time, become Rollover RSUs (assuming no vesting of RSUs occurs prior to the Effective Time, assuming that no Meru RSU held by such persons are forfeited between June 4, 2015 and the Effective Time and assuming they remain employed at the Effective Time).

Number of Restricted Stock Units
Dr. Bami Bastani	134,166
Mark Liu	86,666
Brian McDonald	124,000
Ajay Malik	174,000
Sarosh Vesuna	60,500

Pursuant to the terms of the each applicable RSU award agreement for each non-employee director, each Meru RSU granted to non-employee directors will become fully vested immediately prior to the Effective Time and each non-employee director will be entitled to receive the Per Share Merger Consideration for each Share underlying such Meru RSUs, as set forth opposite their respective names in the table below.

The table below reflects (i) the number of shares underlying RSUs that are held by Meru’s non-employee directors on June 4, 2015 that will, immediately prior to the Effective Time, be converted into the right to receive the Per Share Merger Consideration and (ii) the gross amount payable to Meru non-employee directors with respect to such Shares (without taking into account any applicable tax withholdings), assuming that no Meru RSUs held by such persons are forfeited between June 4, 2015 and the Effective Time.

Name	Number of Shares Underlying RSUs	Aggregate Proceeds($)(1)
Barry Cox	96,402	157,135
Stephen Domenik	50,719	82,672
John Kurtzweil	102,158	166,518
Sudhakar Ramakrishna	33,993	55,409

(1)	Aggregate proceeds to be paid for upon the acceleration of Meru RSUs are calculated by multiplying the number of Shares underlying the RSUs by the Per Share Merger Consideration.

Treatment of Performance Restricted Stock Units

The executive officers hold restricted stock units that vest upon the achievement of performance-based vesting conditions (the “Meru PSUs”). Under the terms of the Meru PSUs, the Meru PSUs will either vest at Effective Time or be forfeited at the Effective Time, depending on whether specified change in control performance-based vesting criteria are achieved at of the Effective Time. In particular, the vesting of the Meru PSUs is subject to acceleration based on certain change of control criteria pursuant to which, at minimum, the Offer Price must exceed by at least 10% of the closing price per share of Meru common stock on the day prior to the announcement of the Merger Agreement. Because the Offer Price payable in the Transactions exceeds this amount, a portion of the Meru PSUs will vest at the Effective Time and will be converted into the right to receive the Offer Price (less any required withholding taxes) for each share underlying such vested Meru PSU. The remaining Meru PSUs will be cancelled at the Effective Time.

The table below reflects (i) the number of shares underlying Meru PSUs that are held by Meru executive officers on June 4, 2015, (ii) the number of shares underlying the portion of the Meru PSU that will vest at the Effective Time and be converted into the right to receive the Offer Price and (iii) the gross amount payable to such executive officers with respect to such Meru PSUs that so vest (without taking into account any applicable tax withholdings and assuming no vesting of Meru PSUs occurs prior to the Effective Time and further assuming that no Meru PSUs held by such persons are forfeited between June 4, 2015 and the Effective Time).

Name	Number of Shares Underlying Meru PSUs	Number of Shares Underlying Meru PSUs that Vest at Effective Time	Aggregate Proceeds($)(1)
Dr. Bami Bastani	155,000	25,000	40,750
Mark Liu	20,000	3,333	5,433
Brian McDonald	52,000	9,333	15,213
Ajay Malik	52,000	9,333	15,213
Sarosh Vesuna	35,500	5,000	8,150

(1)	Aggregate proceeds to be paid at the Effective Time are calculated by multiplying the number of shares underlying Meru PSUs that vest at the Effective Time by the Per Share Merger Consideration.

Treatment of ESPP

Meru has agreed to take all actions necessary pursuant to the terms of the Meru Employee Stock Purchase Plan (“Meru ESPP”) in order to shorten each purchase and/or offering period under the Meru ESPP that extends beyond the Effective Time (the “Current Offerings”) such that a new final purchase date for each Current Offering will occur prior to the Effective Time and Shares may be purchased by participants in the Meru ESPP prior to the Effective Time on such final purchase dates. Any Shares so purchased shall be cancelled effective as of the Effective Time and converted into a right of each respective Meru ESPP participant to receive, at the Effective Time, an amount in cash equal to (A) the total number of Shares purchased on his or her behalf under the Meru ESPP multiplied by (B) the Per Share Merger Consideration. The Merger Agreements require Meru to terminate the Meru ESPP on or prior to the Effective Date. Bami Bastani, Brian McDonald and Mark Liu are each enrolled in the Current Offering.

Severance and Change of Control Arrangements

Each of Meru’s executive officers is party to a Severance and Change of Control Agreement with Meru that provides if such executive officer is terminated as a result of an “involuntary termination” (as defined below) and not for “cause” (as defined below) such executive officer will, subject to the executive officer’s execution and non-revocation of a release of claims in favor of Meru, be entitled to severance benefits in the form of salary continuation for the period of months listed opposite such executive officer’s name in the second column below. In the case of Meru’s Chief Executive Officer, he will be deemed to be involuntarily terminated in the event he no longer holders the position and title of Chief Executive Officer. Moreover, such executive officer will be entitled to the continuation of health insurance benefits or to have the executive officer’s premiums for COBRA continuation coverage reimbursed until the earlier of: (i) the end of the period of months listed opposite such executive officer’s name in the second column below, or (ii) the date the executive officer or such executive officer’s eligible dependents become covered under another employer group health plan or upon the election of the executive officer.

If the employment of an executive officer is terminated as a result of an involuntary termination and not for cause at any time within the period commencing three months before or ending 12 months after a change of control, such executive officer will be entitled to severance benefits from Meru in the form of salary continuation for the period of months listed opposite such executive officer’s name in the third column below. Either the consummation of the Offer or the Merger will be a change of control under these agreements. Each executive officer will be entitled to the continuation of health insurance benefits or to have the executive officer’s premiums for COBRA continuation coverage reimbursed until the earlier of: (i) the end of the period of months listed opposite such executive officer’s name in the third column below, or (ii) the date the executive officer or such executive officer’s eligible dependents become covered under another employer group health plan or upon the election of the executive officer. In addition to these benefits, upon such an involuntary termination within the period commencing three months prior to and ending twelve months following a change of control, each executive officer will receive acceleration of the vesting and exercisability of all of such executive officer’s outstanding equity awards (e.g., stock options and RSUs) to the extent the vesting is based solely on services to Meru over time (rather than performance-based vesting).

	Months of Severance Payments and Continued Health Insurance Benefits Upon Involuntary Termination	Months of Severance Payments and Continued Health Insurance Benefits Upon Involuntary Termination Following a Change of Control
Dr. Bami Bastani	18 months	24 months
Mark Liu	9 months	12 months
Brian McDonald	12 months	15 months
Ajay Malik	9 months	12 months
Sarosh Vesuna	12 months	18 months

“involuntary termination” is defined to mean such executive officer’s termination without “cause” or resignation by such executive officer within 30 days following the expiration of cure period following the occurrence of one or more of the following without the executive officer’s written consent:

•	a material reduction in the executive officer’s responsibilities relative to the executive officer’s authorities or responsibilities in effect on the date of the severance agreement, or, on or following a change of control, a material reduction in the executive officer’s responsibilities relative to the executive officer’s authorities or responsibilities in effect immediately prior to the change of control;

•	a material reduction of the executive officer’s annual base compensation rate and/or target bonus dollar amount as of the date of the severance agreement other than a reduction, not to exceed 15% of the aggregate base salary and target bonus opportunity dollar amount, that is similarly imposed on Meru’s other executive officers, or, on or following a change of control, a material reduction of the executive officer’s annual base compensation rate and/or target bonus dollar amount as in effect immediately prior to the change of control;

•	a material breach of the executive officer’s severance agreement by Meru;

•	without the executive officer’s express written consent, the relocation of the executive officer’s principal place of employment to a facility or a location more than 35 miles from the executive officer’s location of employment on the date of execution of the severance agreement; or

•	the failure of Meru to obtain the assumption of the severance agreement or any other agreement between Meru and the executive officer by any successors;

provided that no such event will be deemed an involuntary termination without the executive officer first providing written notice of the condition that would constitute the involuntary termination within 90 days of the event that executive officer believes constitutes the involuntary termination and at least 30 days prior to effectiveness of such resignation for involuntary termination and such condition constituting the involuntary termination has not been cured prior to effectiveness of such resignation; and provided further that termination due to death or disability will not be considered an involuntary termination.

“cause” is defined to mean:

•	the failure by such executive officer to substantially perform such executive officer’s duties and responsibilities of his position (other than such failure resulting from such executive officer’s incapacity due to physical or mental illness), provided that following a change of control such failure must be willful and continued;

•	a felony conviction or a plea of “guilty” or “no contest” to a felony and which has an adverse effect on the business or affairs of Meru or its affiliates or stockholders, provided that following a change of control such adverse affect must be a material adverse effect on Meru or its affiliates or stockholders;

•	intentional or willful misconduct or refusal to follow the reasonable and lawful instructions of Meru’s Board;

•	intentional breach of company confidential information obligations which has an adverse effect on Meru or its affiliates or stockholders, provided that following a change of control such adverse affect must be a material adverse effect on Meru or its affiliates or stockholders;

•	material fraud or dishonesty against Meru;

•	prior to a change of control, material violation of a written company policy or agreement or a material company policy or agreement broadly understood by company executive officers which has an adverse effect on Meru or its affiliates or stockholders, or, following a change of control, violation of Meru policy or agreement which has a material adverse effect on Meru or its affiliates or stockholders; or

•	failure to cooperate with Meru in any investigation or formal proceeding by Meru’s Board or any governmental or self-regulatory entity;

provided that no termination of the executive officer for cause shall be effective unless the executive officer is given written notice from Meru’s Board the condition that could constitute cause and, if capable of being cured, at least 30 days to cure the condition.

In the event that any of the severance benefits provided for under the Severance and Change of Control Agreement or otherwise payable to the executive officers would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and could be subject to the related excise tax, the Severance and Change of Control Agreements provide that the executive officers will be entitled to receive either full payment of such severance and other benefits under their applicable arrangements, or such lesser amount which would result in no portion of such benefits being subject to the excise tax pursuant to Section 4999 of the Code, whichever results in the greater amount of after-tax benefits to the executive officer. The Severance and Change of Control Agreements do not require Meru to provide any tax gross-up payments.

The Severance and Change of Control Agreements contain a one-year post-termination non-solicitation covenant.

The following table shows the hypothetical amounts of cash severance payments and benefits and the value of accelerated vesting of time-based Meru RSUs for each of the executive officers under the Severance and Change of Control Arrangement, assuming (i) that the Offer is consummated on July 7, 2015 (but based on Meru RSUs that have been granted and that are outstanding as of June 4, 2015), and (ii) that each executive officer’s employment is terminated due to an involuntary termination and not for cause on July 7, 2015.

	Base Salary Payment($)	Continuation of Benefits ($)(1)	Acceleration of Vesting of Equity Awards ($)(2)	Total Payout ($)
Dr. Bami Bastani	900,000	34,871	218,691	1,153,562
Mark Liu	259,269	8,014	141,256	408,539
Brian McDonald	381,250	28,683	202,120	612,053
Ajay Malik	275,000	22,946	283,620	581,566
Sarosh Vesuna	337,500	—	98,613	436,115

(1)	Represents the aggregate amount of all premiums payable for the continuing of the executive’s health benefits for the applicable severance period, based on the amounts of such premiums at June 4, 2015. These amounts also assume that the premiums payable for continuation of the executive officer’s health and welfare benefits remain unchanged from their levels in effect on the date of this Schedule 14D-9.

(2)	Represents the Per Share Merger Consideration multiplied by the number of Shares underlying the unvested RSUs. None of Meru’s executive officers hold options with an exercise price in excess of the Per Share Merger Consideration.

Fortinet has not finalized any arrangements with the executive officers of Meru with respect to continued employment with Fortinet following the effective time of the Merger; however it is currently expected that none of the executive officers of Meru, other than Mark Liu, will continue with Fortinet after the effective time. It is currently contemplated that Fortinet will enter into a transition arrangement with Mr. Liu, for approximately three to six months; however nothing definitive has been agreed to at this time.

The foregoing summaries and descriptions do not purport to be complete and are qualified in their entirety by reference to the Severance and Change of Control Agreements with each of the executive officers, which are filed as Exhibits (e)(7)-(e)(12) hereto and are incorporated herein by reference.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Meru has included in its certificate of incorporation and bylaws provisions to eliminate the personal liability of its directors and executive officers for monetary damages for breaches of fiduciary duty by such a director as a director, subject to specified limitations.

Meru also has entered into indemnity agreements with each of its directors and executive officers. These agreements generally require Meru to indemnify its directors and executive officers against all expenses (including reasonable attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses, judgments, fines, penalties and amounts paid in settlement) incurred by such director or executive officer because he is, or is threatened to be made, a party to or a participant (as a witness or otherwise) in any threatened, pending, or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought in the right of Meru or otherwise and whether of a civil, criminal, administrative or investigative nature, in which such director or executive officer was, is or will be involved as a party or otherwise by reason of the fact that he is or was a director or officer of Meru or by reason of the fact that he is or was serving at the request of Meru as a director, officer, trustee, general partner, managing member, fiduciary, employee or agent of any other enterprise, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of Meru. Notwithstanding the foregoing, Meru is not obligated to indemnify such director or executive officer in certain circumstances, including for any claim for which payment has been received by or on behalf of such director or executive officer under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale by such director or executive officer of securities of Meru within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or similar provisions of state statutory law or common law, or prior to a change in control, in connection with any proceeding initiated by such director or executive officer, including any proceeding initiated against Meru or its directors, officers, employees or other indemnitees, and certain other situations. Under the indemnity agreements, all reasonable expenses incurred by one of Meru’s directors or executive officers in defending any such action, suit or proceeding in advance of its final disposition shall be paid by Meru within 30 days after receipt of a written request for an advance of expenses, and such director or executive officer shall be deemed to have made an undertaking to repay the advance to the extent that it is ultimately determined that he is not entitled to be indemnified by Meru under his or her indemnity agreement, the bylaws, the DGCL or otherwise. The indemnity agreements also set forth certain procedures that will apply in the event any of Meru’s directors or executive officers brings a claim for indemnification under his or her indemnity agreement. This description of the indemnity agreements entered into between Meru and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnity agreement filed as Exhibit (e)(14) hereto, which is incorporated herein by reference.

The Merger Agreement provides that from and after the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will fulfill and honor in all respects the obligations of Meru and its subsidiaries to their respective present and former directors and officers under any indemnification agreements with Meru and its subsidiaries made available to Fortinet prior to the date of the Merger Agreement and any indemnification or advancement provisions under Meru’s or such subsidiary’s certificate of incorporation or bylaws (or equivalent organizational documents) as in effect on the date of the Merger Agreement with respect to their acts and omissions as directors and officers of Meru or such subsidiary occurring prior to the Effective Time, in each case, subject to applicable law. The Merger Agreement further provides that the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to advancement, exculpation and indemnification that are at least as favorable in the aggregate to the present and former directors and officers of Meru and its subsidiaries as those contained in the certificate of incorporation and bylaws of Meru or its subsidiaries (or equivalent organizational documents) as in effect on the date of the Merger Agreement, and, unless required by applicable law, such provisions cannot be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that adversely affects the rights thereunder of the present and former directors and officers of Meru and its subsidiaries, unless such modification is required by applicable law.

The Merger Agreement further provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will maintain in effect, the existing policy of directors’ and officers’ liability insurance maintained by Meru and any of its subsidiaries as of the date of the Merger Agreement (the “D&O Insurance”) or provide substitute policies of comparable coverage, including a “tail” insurance policy. However, the surviving corporation will not be required to pay annual premiums for the D&O Insurance (or for any substitute or “tail” policies) in excess of 300% of the most recently paid annual premium for the D&O Insurance, and if any future annual premiums for the D&O Insurance (or any substitute policies) exceed 300% of the most recently paid annual premium for the D&O Insurance, the Surviving Corporation will be entitled to reduce the amount of coverage of the D&O Insurance to the amount of coverage obtainable for a premium equal to 300% of such amount. In addition, if Fortinet requests (and with Meru’s cooperation) Fortinet is permitted to use its insurance broker to negotiate and place “tail” or “runoff” insurance of comparable coverage.

The rights to advancement, exculpation and indemnification above will survive the consummation of the Merger, are intended to benefit the present and former officers and directors of Meru and its subsidiaries, will be binding on all successors and assigns of the surviving corporation and Fortinet, and will be enforceable by each present and former officers and directors of Meru and its subsidiaries.

Beneficial Ownership Table

The following table sets forth certain information with respect to the beneficial ownership of Meru’s common stock as of June 4, 2015 for:

•	each person who Meru know beneficially owns more than 5% of Meru’s common stock;

•	each of Meru’s directors;

•	each of Meru’s executive officers; and

•	all of Meru’s directors and executive officers as a group.

Meru has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, Meru believes, based on the information furnished to Meru, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 24,499,685 shares of common stock outstanding at June 4, 2015. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, Meru deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of June 4, 2015. Meru did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Meru Networks, Inc., 894 Ross Drive, Sunnyvale, CA 94089.

Directors and Executive Officers:	Shares Beneficially Owned(1)	Percentage
Dr. Bami Bastani(2)	723,289	2.9%
Sarosh Vesuna(3)	113,038	*
Brian McDonald(4)	81,872	*
Mark Liu(5)	51,855	*
Ajay Malik	36,846	*
John Kurtzweil	0	*
Barry Cox	0	*
Sudhakar Ramakrishna	41,525	*
Stephen Domenik(6)	54,782	*
All executive officers and directors as a group, 9 persons(7)	1,103,207	4.4%
Other 5% Stockholders:
Clearstone Venture Partners(8)	1,969,889	8.1%
D.E. Shaw & Company(9)	1,411,502	5.8%

*	Less than 1%
(1)	Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person and shares are owned of record and beneficially by the named person.
(2)	Consists of 94,235 shares of common stock and 629,054 shares of common stock subject to options which are exercisable within 60 days of June 4, 2015 without giving effect to the Transactions.
(3)	Consists of 47,706 shares of common stock and 65,332 shares of common stock subject to options which are exercisable within 60 days of June 4, 2015 without giving effect to the Transactions.
(4)	Consists of 41,872 shares of common stock and 40,000 restricted stock units that will vest within 60 days of June 4, 2015 without giving effect to the Transactions.
(5)	Consists of 26,855 shares of common stock and 25,000 restricted stock units that will vest within 60 days of June 4, 2015 without giving effect to the Transactions.
(6)	Consists of 42,103 shares of common stock and 12,679 restricted stock units that will vest within 60 days of June 4, 2015 without giving effect to the Transactions.
(7)	Consists of an aggregate of 331,142 shares of common stock, 694,386 shares of common stock subject to options exercisable within 60 days of June 4, 2015 and 77,679 restricted stock units that will vest within 60 days of June 4, 2015 without giving effect to the Transactions.
(8)

Based on a Schedule 13G filed February 8, 2013, affiliates of Clearstone Ventures held shares as follows (i) 2,263,057 shares of common stock beneficially owned by Clearstone Venture Partners II-A, L.P., (ii) 76,847 shares of common stock beneficially owned by Clearstone Venture Partners II-B, L.P., and (iii) 129,037 shares of common stock beneficially owned by Clearstone Venture Partners II-C, L.P. These amounts included (i) Class A warrants to purchase 223,649 shares of Meru’s Common Stock and Class B warrants to purchase 223,649 shares of Meru’s Common Stock beneficially owned by Clearstone Venture Partners II-A, L.P., (ii) Class A warrants to purchase 7,792 shares of Meru’s Common Stock and Class B warrants to purchase 7,792 shares of Meru’s Common Stock beneficially owned by Clearstone Venture Partners II-B, L.P., and (iii) Class A warrants to purchase 18,085 shares of Meru’s Common Stock and Class B warrants to purchase 18,085 shares of Meru’s Common Stock beneficially owned by Clearstone Venture Partners II-C, L.P. All of the Class A warrants and Class B warrants expired on March 12, 2014. Clearstone Services disclaims beneficial ownership over all shares held by Clearstone Venture Partners II-A, L.P., Clearstone Venture Partners II-B, L.P. and Clearstone Venture Partners II-C, L.P. Clearstone

Venture Management II, L.L.C. (the “General Partner”) is the sole general partner of each of (i) Clearstone Venture Partners II-A, L.P., (ii) Clearstone Venture Partners II-B, L.P. and (iii) Clearstone Venture Partners II-C, L.P. (collectively, the “Funds”). The General Partner, through its control of the Funds, has sole voting, investment and dispositive power with respect to the shares held by the Funds. The address for each of Clearstone Venture Management II, L.L.C., Clearstone Venture Management Services, L.L.C., Clearstone Venture Partners II-A, L.P., Clearstone Venture Partners II-B, L.P., and Clearstone Venture Partners II-C, L.P. is 1351 4th Street, 4th Floor, Santa Monica, California 90401.
(9)	Based on a Schedule 13G filed February 17, 2015. Consists of (i) 952,018 shares in the name of D. E. Shaw Composite Side Pocket Series 5, L.L.C., and (ii) 459,484 shares in the name of D. E. Shaw Composite Fund, L.L.C. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the managing member and investment adviser of Laminar Direct Capital, L.L.C. and the investment adviser of D. E. Shaw Composite Side Pocket Series 5, L.L.C. and D. E. Shaw Composite Fund, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Composite Side Pocket Series 5, L.L.C. and the managing member of D. E. Shaw Composite Fund, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the shares beneficially owned described above and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 1,411,502 shares. The address of D.E. Shaw & Company is 1166 Avenue of the Americas, 9th Floor, New York, NY 10036.

Section 16 Matters

Pursuant to the Merger Agreement, Meru will take all steps as may be required to cause any dispositions of all Shares (including derivative securities with respect to Shares) resulting from the Offer and Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act, as amended (the “Exchange Act”) with respect to Meru or will become subject to such reporting requirements with respect to Fortinet, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

Pursuant to the Merger Agreement, the Compensation Committee of the Meru Board, at one or more meetings to be held prior to the time Purchaser accepts the Shares for payment, will duly adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each employment compensation, severance and other employee benefit plans of Meru presented to the Compensation Committee, (ii) the treatment of Meru equity awards in accordance with the terms set forth in the Merger Agreement, and (iii) the applicable terms of the Merger Agreement. In addition, the Compensation Committee of the Meru Board will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Board

On May 26, 2015, Meru’s Board unanimously (i) approved and declared advisable the Merger Agreement, the Tender Agreements, the Offer, the Merger and the other Transactions, (ii) declared that it is in the best interests of Meru and the stockholders of Meru that Meru enter into the Merger Agreement and consummate the Merger and the other Transactions and that the stockholders of Meru tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to Meru and the stockholders of Meru and (iv) resolved to recommend that the stockholders of Meru accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, the Board unanimously recommends that Meru’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated May 27, 2015, issued by Meru and Fortinet announcing the Offer, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Transaction

Since Meru became a publicly traded company in 2010, the Meru Board and senior management periodically have evaluated Meru’s long-term strategic relationships, including capital formation or other investment transactions, potential strategic alliances, prospects for mergers and acquisitions, strategic acquisitions and divestitures and other business combinations as well as its continued operations as an independent company, each with a view toward enhancing stockholder value. The following is a summary of events, meetings and discussions that are relevant to the Meru Board’s decision to approve the Merger Agreement and recommend the Offer and the Merger to Meru’s stockholders.

On December 4, 2013, Potomac Capital Partners III, L.P. and certain affiliated parties (“Potomac”) filed a Schedule 13D with the SEC, disclosing that Potomac believed Meru shares were undervalued and represented an attractive investment opportunity. Potomac also disclosed on that date an ownership stake in Meru of approximately 5.2%.

Subsequently, in December 2013 and early January 2014, representatives from the Meru Board and Potomac negotiated the possibility of board representation for Potomac. On January 13, 2014, Meru entered into a nomination and standstill agreement with Potomac, pursuant to which Meru’s Board agreed to appoint Eric Singer as the Potomac nominee, and Stephen Domenik as a mutually selected independent director, to the Meru Board in exchange for Potomac’s agreement not to take certain actions, which included agreeing not to make, participate in or encourage any solicitation of proxies or consents and agreeing not to effect, propose, participate in, or facilitate any tender or exchange offer, merger, consolidation, acquisition, scheme, arrangement, business combination, recapitalization, reorganization, sale or acquisition of material assets, liquidation, dissolution or other extraordinary transaction involving Meru (each, an “Extraordinary Transaction”), or make any public statement with respect to an Extraordinary Transaction; provided, however, that Potomac was not precluded from tendering any Meru securities into any tender or exchange offer or vote with respect to any Extraordinary Transaction approved by the Board.

On May 7, 2014, Castle Union LLC and certain affiliated parties (“Castle Union”) filed a Schedule 13D with the SEC, incorporating by reference a press release issued by Castle Union that contained an open letter to Meru’s stockholders. Among other contentions in the open letter, Castle Union asserted that Meru had significantly underperformed its peers and that Meru would be worth more to a strategic acquirer than as an independent company. Castle Union also disclosed on that date an ownership stake in Meru of approximately 5.7%.

On May 16, 2014, John Whittle, Fortinet’s Vice President of Corporate Development and Strategic Alliances, General Counsel, sent an e-mail to Dr. Bami Bastani, Meru’s President and Chief Executive Officer, to schedule a lunch to discuss and explore possible alliance activities between Meru and Fortinet.

On June 11, 2014, Dr. Bastani, Mark Liu, Meru’s General Counsel, and Sarosh Vesuna, Meru’s VP & GM Enterprise Networking Business, met with Ken Xie, Fortinet’s President and Chief Executive Officer, Andrew Del Matto, Fortinet’s Chief Financial Officer, and Mr. Whittle to discuss the WiFi industry in general, as well as recent developments in the companies’ respective businesses and strategic outlooks. During that meeting, they informally discussed potential areas where the companies could work together, as well as the possibility of a strategic relationship between the two companies.

On August 8, 2014, Dr. Bastani, Mr. Liu, Mr. Vesuna, Brian McDonald, Meru’s Chief Financial and Administrative Officer, and Ajay Malik, Meru’s SVP Worldwide Engineering & Products, and Mr. Xie, Mary Yang, Fortinet’s

Vice President of Corporate and Strategic Alliances, Koroush Saraf, Fortinet’s Senior Director of Product Management, and Neil Sundstrom, Fortinet’s VP Wireless Solutions, held a follow-up meeting to discuss recent developments in the companies’ respective businesses. During that meeting, they discussed a review of Meru’s products and business model.

On August 19, 2014, the Meru Board met separately with three different investment banks and discussed with each bank its respective qualifications in mergers and acquisitions, including each firm’s background and expertise in the technology and networking industry, the market for technology mergers and acquisitions, potential strategic partners, relationships and execution capabilities. During this meeting, the Meru Board received a presentation from its then legal counsel, Fenwick & West LLP (“Fenwick”) on the legal landscape for mergers and acquisitions, including director fiduciary duties in change in control transactions. The Meru Board discussed various strategic alternatives for Meru, including whether to pursue a formal sales process for Meru, as well as strategies to deliver value to Meru stockholders through continued operation as an independent public company. Dr. Bastani reported on the current status of the business, current expectations for the outlook of the business and risks to execution of Meru’s business plan. The Meru Board determined to continue consideration of strategies to maximize stockholder value and to engage one of the investment banking firms it had met with upon negotiation of an engagement letter containing reasonable terms.

On September 2, 2014, members of Meru management met with Deutsche Bank Securities Inc. (“Deutsche Bank”) to discuss a strategic process and outline the steps and timeline to engage with potential buyers of Meru and to identify potential buyers.

On September 3, 2014, Meru formally engaged Deutsche Bank on an exclusive basis to provide advisory and investment banking services with respect to Meru’s exploration of strategic alternatives. Deutsche Bank was chosen based upon its familiarity with Meru and the networking industry, as well as its qualifications, expertise, reputation and experience in advising on public mergers and acquisitions transactions.

On September 5, 2014, Dr. Bastani and Mr. McDonald had a meeting with Ms. Yang to discuss the possibility of a strategic relationship between the two companies and to arrange a management meeting during which Fortinet could learn more about Meru’s business.

On September 15, 2014, Potomac filed an amendment to its Schedule 13D with the SEC, disclosing that it had entered into a joint filing agreement with Vertex Special Opportunities Fund III, LP and its affiliates (“Vertex”), which included Eric Singer, an affiliate of Potomac and a member of the Meru Board. Potomac and Vertex also disclosed beneficial ownership of an aggregate interest of approximately 5.0%.

In September and October 2014, members of Meru management met several times with Fenwick and representatives of Deutsche Bank to discuss the solicitation of potential buyers of Meru. Meru management, Fenwick and representatives of Deutsche Bank also discussed the scope and process in which potential buyers would receive information via a management presentation and be invited to conduct due diligence. As a result of these meetings, 22 potential buyers were identified as most likely to make a proposal to acquire Meru. Of the 22 potential buyers, Meru management and Board representatives determined Deutsche Bank should reach out to 15 of the 22 potential buyers initially, and to contact the remaining seven other potential buyers later in the process. Meru management and Board representatives determined that Deutsche Bank should not contact these seven potential buyers until later in the process for competitive reasons (the “Fall 2014 Market Check”).

On September 17, 2014, the Meru Board reviewed the proposed structure for the strategic process and the proposed parties to be contacted by Deutsche Bank.

During this initial outreach, five of the 15 potential buyers, including Fortinet and Company A, entered into non-disclosure agreements, which included employee non-solicit provisions and standstill provisions that, among other things, prohibited the potential buyer for a specified period ranging from nine to 12 months from effecting, proposing, participating in, or facilitating any acquisition of Meru securities, or any tender or exchange offer, merger, consolidation, acquisition, or other business combination involving Meru, unless specifically invited to do so by Meru. The agreement provided for standstill provisions to terminate if Meru entered into an agreement with another party providing for the acquisition of Meru. Each of these five potential buyers participated in at least one meeting with Meru management.

On September 17, 2014, Ms. Yang called Sudhakar Ramakrishna, a Meru director, to discuss feedback from Fortinet about its review of Meru, its business and technology. Ms. Yang also indicated that Fortinet was interested in pursuing a strategic transaction with Meru.

On September 18, 2014, representatives from Deutsche Bank contacted Ms. Yang to discuss a possible strategic transaction involving Fortinet and Meru.

On September 29, 2014, Castle Union sent an e-mail to the Meru Board informing them that it would be filing an amendment to its Schedule 13D later in the day to report an increase in its common stock ownership percentage and to file a letter to the Meru Board that was transmitted in the email. In the e-mail communication, Castle Union stated that it remained unequivocal that Meru must be sold to an acquirer, and that this was the best and only means to maximize shareholder value. On September 30, 2014, Castle Union filed an amendment to its Schedule 13D with the SEC, incorporating by reference a letter dated September 26, 2014 sent to the Meru Board. In the letter, Castle Union expressed its appreciation to the Meru Board and management for its responsiveness to shareholder concerns and that it was encouraged that the Board was taking its fiduciary duties seriously and working diligently to maximize shareholder value. Castle Union also commented on certain aspects of Meru’s business. Castle Union also disclosed on that date that its ownership interest in Meru had increased to approximately 7.1%.

On October 1, 2014, Dr. Bastani had a telephone conversation with Ms. Yang where she indicated that Fortinet was interested in pursuing strategic discussions with Meru.

Between October 6, 2014 and November 7, 2014, representatives of Meru held a total of four meetings with representatives of Company A and three other potential buyers, and gave each a presentation regarding Meru’s markets, customers, products, product pipeline and employees, as well as Meru’s revenue and profitability projections. One of these three other potential buyers decided not to continue in the process following the management presentation. During this period and, in some cases, following November 7, 2014, Meru responded to requests for additional information from these companies.

On October 17, 2014, Castle Union sent a letter to the Meru Board making clear its view that a sale of Meru is “the best and only means to maximize shareholder value.” Castle Union also stated that if Meru remained an independent company when the nominating window opened for the 2015 annual meeting of stockholders, that Castle Union would propose a slate of director nominees that challenged every incumbent director, except Eric Singer and Stephen Domenik.

On October 20, 2014, representatives of Deutsche Bank updated the Meru Board on the status of the Fall 2014 Market Check and noted that buyers not interested in moving forward had expressed caution about Meru’s scale, financial profile and formidable competition from companies like Cisco Systems and Aruba Networks. The Meru Board discussed potential interested buyers and reviewed the process to evaluate strategic alternatives with Deutsche Bank. The Meru Board discussed the feedback from potential buyers, including Meru’s scale, and other challenges faced by Meru as a standalone company, including competition and challenges associated with forecasting the business as a result of, among other things, lack of scale and entering each fiscal quarter with little-to-no backlog.

On October 27, 2014, Castle Union filed an amendment to its Schedule 13D with the SEC, disclosing on that date that its ownership interest in Meru had increased to approximately 8.6%.

On October 29, 2014, Meru and Fortinet entered into a non-disclosure agreement, which included standstill provisions that, among other things, prohibited Fortinet for a period of nine months from effecting, proposing, participating in, or facilitating any acquisition of Meru securities, or any tender or exchange offer, merger, consolidation, acquisition, or other business combination involving Meru, unless specifically invited to do so by Meru. The agreement provided for standstill provisions to terminate if Meru entered into an agreement with another party providing for the acquisition of Meru.

On October 30, 2014, representatives of Deutsche Bank, at the instruction of Meru management, contacted two of the potential buyers previously identified but not initially contacted due to competitive concerns. Both parties passed on the opportunity to pursue a transaction with Meru.

On November 12, 2014, Deutsche Bank sent process letters soliciting non-binding indications of interest for Meru to four parties, including Fortinet and Company A. The process letters requested that interested buyers deliver proposals by November 24, 2014.

On November 14, 2014, representatives of Meru met with representatives of Fortinet and provided a presentation regarding Meru’s markets, customers, products, product pipeline and employees, as well as Meru’s revenue and profitability projections.

On November 21, 2014, Dr. Bastani had a telephone conversation with Mr. Xie to discuss feedback from the November 14, 2014 meeting and to discuss a potential strategic transaction between the companies.

On November 24, 2014, Company A delivered to Meru a written indication of interest regarding an acquisition of Meru with a price per share in the $4.10 to $4.20 range, which Company A stated was preliminary, non-binding and subject to further due diligence. Company A’s indication of interest generally described financing the transaction through a combination of cash, debt and Company A equity. Company A did not request an exclusivity agreement with Meru. On November 24, 2014, the closing price of Meru common stock was $3.75 per share.

In November 2014, Meru retained Wilson Sonsini Goodrich & Rosati, a Professional Corporation (“Wilson Sonsini”) as outside legal counsel generally and to advise Meru in connection with a strategic transaction in light of Fortinet’s request to use its outside general corporate legal counsel, Fenwick, to advise it on a potential transaction with Meru should negotiations between Meru and Fortinet reach a more advanced stage.

On November 25, 2014, Fortinet delivered to Meru a written indication of interest regarding an acquisition of Meru with an all-cash price per share of $4.10, which Fortinet stated was subject to satisfaction of certain conditions, the confirmation of certain assumptions, and was preliminary, non-binding and subject to further due diligence. There were no financing contingencies associated with Fortinet’s offer. In order to proceed in discussions, Fortinet required a 30-day exclusivity period.

Also on November 25, 2014, the Meru Board held a meeting with representatives of Deutsche Bank and Wilson Sonsini present to discuss the two indications of interest Meru had received and the status of the current review of strategic alternatives. The Meru Board, with input from its financial and legal advisors, discussed the relative strengths and weaknesses of the two indications of interest. The Meru Board directed Deutsche Bank to negotiate with Company A and Fortinet to improve either or both offers.

During the November 25, 2014 Meru Board meeting, the Meru Board also instructed Deutsche Bank to contact five additional potential buyers and two of the seven additional potential buyers identified during the Fall 2014 Market Check that were not initially contacted due to competitive concerns. None of these additional companies ultimately expressed an interest in pursuing a transaction with Meru.

On November 29, 2014, the Meru Board met with representatives of Deutsche Bank and Wilson Sonsini to discuss feedback from the additional potential buyers that had been contacted. The Meru Board also discussed the current status of negotiations with Fortinet and Company A. The Meru Board, with assistance from its financial advisors, reviewed the current indications of interest. In addition, representatives of Deutsche Bank discussed with the Meru Board preliminary financial analyses to assist the Meru Board in evaluating the indications of interest. The Meru Board also discussed whether Company A and/or Fortinet would offer a higher price than that currently being offered and tactics for inducing them to increase their offer prices.

On December 2, 2014, Fortinet submitted a revised indication of interest for the acquisition of Meru with an all-cash price per share in the range of $4.20 to $4.30, which Fortinet stated was subject to satisfaction of certain conditions, the confirmation of certain assumptions, and was preliminary, non-binding and subject to further due diligence. There were no financing contingencies associated with this offer. In order to proceed in discussions, Fortinet required a 30-day exclusivity period, but said it would proceed without an exclusivity arrangement if Meru agreed to pay Fortinet’s transaction-related costs and expenses if the discussion did not result in a definitive transaction agreement. Company A declined to submit a revised indication of interest.

On December 3, 2014, the Meru Board met with representatives of Deutsche Bank and Wilson Sonsini to discuss the revised indication of interest from Fortinet and the status of discussions with Company A. The Meru Board discussed the conditions expressed in Fortinet’s indication of interest that had to be met for the offer price to be maintained and the risks associated with this approach, which could lead to a reduction in the offered price prior to execution of a definitive agreement. The Meru Board also determined that it was unwilling to pay Fortinet’s transaction-related costs and expenses if a definitive transaction agreement was not reached with Fortinet. The Meru Board directed management, with assistance from Deutsche Bank, to continue to negotiate with Company A and with Fortinet to improve the terms of their respective proposals, and to reject the Fortinet exclusivity agreement. The Meru Board determined to reject Fortinet’s exclusivity proposal due in part to the Meru Board’s view that Fortinet’s offer price was likely to be decreased in the future as a result of the conditions that Fortinet had placed in its indication of interest. The Meru Board discussed Meru’s strategy as a standalone company if an agreement could not be reached with either Company A or Fortinet, which was likely to include a corporate restructuring to reduce operating expenses to a level more in line with anticipated revenue performance. The Meru Board also discussed the risks associated with continuing to operate as a standalone company and the challenges Meru would face in its business following a corporate restructuring.

After further discussions with Deutsche Bank in which Deutsche Bank indicated that the Meru Board was unwilling to pay Fortinet’s transaction-related costs and expenses if a definitive transaction agreement was not reached with Fortinet, Fortinet agreed to conduct additional due diligence on Meru without entering into an exclusivity agreement.

Between December 2, 2014 and January 6, 2015, Meru provided additional due diligence materials to Company A and Fortinet. Meru’s management also held additional meetings with Company A and Fortinet. The additional due diligence efforts also included separately granting access to a virtual data room to both companies.

On December 5, 2014, Company A provided to Meru a preliminary, non-binding letter from its financing bank confirming Company A’s potential ability to obtain financing in order to consummate a transaction with Meru.

On December 12, 2014, the Meru Board met with representatives of Deutsche Bank and Wilson Sonsini to discuss the current status of discussions with Company A and Fortinet and to discuss the preliminiary financial analysis of Meru in a change in control transaction for the purpose of evaluating the prices included in the latest indications of interest from Company A and Fortinet. This discussion was based upon the same set of preliminary financial projections that had been provided to Fortinet and Company A. The Meru Board noted that these financial projections were preliminary and subject to being updated based on current business conditions and a further review by the Meru Board.

On December 18, 2014, the Meru Board met with representatives of Deutsche Bank and Wilson Sonsini to discuss the current status of discussions with Company A and Fortinet. The Meru Board received a presentation from management on the current status of Meru’s financial performance for the fourth quarter and near-term outlook, which was trending downward and below prior expectations. The Meru Board discussed Meru’s cash position and potential equity and debt financing alternatives. The Meru Board also discussed a proposed restructuring plan if an agreement could not be reached with a potential buyer, including Company A and Fortinet, which plan included a reduction of operating expenses, reduction in Meru’s breakeven revenue target and a reorganization of Meru’s operating and organizational structures.

On December 23, 2014, representatives from Meru met with representatives from Fortinet to discuss Meru’s sales organization, customers and channel partners.

On December 30, 2014, Vertex, as successor to Potomac, notified Meru that Vertex was exercising its right to terminate the nomination and standstill agreement dated January 13, 2014 by and among Potomac and certain of its affiliates, Meru, Eric Singer and Stephen Domenik.

On January 2, 2015, the Meru Board met with representatives of Deutsche Bank and Wilson Sonsini to discuss the current status of discussions with Company A and Fortinet, Meru’s preliminary results for the fourth quarter and a proposal to effect a corporate restructuring of the business to align operating expenses with expected revenue performance.

On January 6, 2015, Meru issued a press release announcing anticipated fourth quarter 2014 revenues of approximately $21.0 million to $22.0 million, which was below the previously announced guidance range of $23.0 million to $27.0 million. In addition, Meru announced a restructuring of the company designed to reduce the cash flow breakeven point from approximately $27.0 million revenues per quarter to approximately $21.5 million to $22.5 million by the end of the first quarter of 2015 at a target gross margin of 62.5%. The restructuring was expected to impact every department across all geographies, and to reduce headcount by more than 10% of the full-time employees and approximately 20 contractors in the first quarter of 2015. Meru further announced that it had retained Deutsche Bank as its exclusive financial advisor to explore strategic options, including, but not limited to, strategic partnering of its technology and possible sale or merger of the company. Meru’s stock price was $3.70 per share at the close of market on January 6, 2015 and before the issuance of this press release. Meru’s stock price declined to $2.92 per share at the close of market on January 7, 2015, a decline of approximately 21% from the prior day’s closing price.

On January 6, 2015, Eric Singer notified the Meru Board that he was resigning effective immediately. In his resignation notice, Mr. Singer said he was resigning “as a result of the company retaining an investment banker and to allow for the rest of the Board to fully explore strategic alternatives.” Mr. Singer reserved his right to seek substantial change at the Meru Board should Meru remain independent.

Between January 6, 2015 and January 13, 2015, in response to Meru’s public announcement that it had retained Deutsche Bank as its exclusive financial advisor to explore strategic options, three new potential buyers, including Company B, contacted Deutsche Bank to initiate discussions with Meru. These three new buyers were financial sponsors that were not contacted in the 2014 Fall Market Check because of a perceived lack of interest due to Meru’s relatively small scale and financial profile.

On January 13, 2015, the Meru Board met with representatives of Deutsche Bank and Wilson Sonsini to discuss the current status of its review of strategic alternatives, including the reactions of Company A and Fortinet to Meru’s announcement on January 6, 2015 and the inbound inquiries from the three aforementioned potential buyers in response to the same announcement. At this meeting, the Meru Board reviewed and approved a revised three-year financial plan that took into account Meru’s restructuring plans, including revised forecasts, cash sensitivity analysis, potential financing alternatives, current sales pipeline and risks to the execution of such plan. The Meru Board also authorized management to engage with the three new potential buyers and to notify all potentially interested buyers, including Fortinet, about this updated plan.

Following the January 13, 2015 Meru Board meeting, Meru executed non-disclosure agreements with each of these three potential financial buyers and provided them with additional information. Each of the three potential financial buyers, including Company B, participated in management presentations and was provided a presentation regarding Meru’s markets, customers, products, product pipeline and employees, as well as Meru’s revenue and profitability projections. Following the exchange of additional information, only Company B expressed interest in continuing in the process.

On January 15, 2015, representatives from Meru, including Dr. Bastani and Mr. McDonald, met with representatives from Fortinet to discuss Meru’s updated financial plan and restructuring initiatives.

On January 16, 2015, representatives from Meru, including Dr. Bastani, had a call with representatives from Fortinet to further discuss Meru’s financial projections.

On January 16, 2015, representatives from Meru, including Dr. Bastani and Mr. McDonald, met with representatives from Company A to discuss Meru’s updated financial plan and restructuring efforts.

On January 21, 2015, representatives of Deutsche Bank sent a process letter to Fortinet and Company A soliciting non-binding indications of interest.

On January 22, 2015, representatives from Meru, including Dr. Bastani and Mr. McDonald, had a telephone conversation with representatives from Company B to provide an introduction to Meru’s markets, customers, products and employees.

On January 30, 2015, one of the potential buyers who was contacted as part of the Fall 2014 Market Check, but had previously passed, asked for an update meeting with Meru. The meeting, which was re-scheduled multiple times due to conflicts, occurred on March 25, 2015. After this meeting, the potential buyer re-affirmed its lack of interest in acquiring Meru.

On January 31, 2015, Ms. Yang informed Deutsche Bank that Fortinet was no longer interested in proceeding with an acquisition of Meru primarily because Fortinet doubted Meru’s ability to meet its financial projections.

On February 2, 2015, Company A informed Meru that it was no longer interested in proceeding with an acquisition of Meru primarily because Company A doubted Meru’s ability to meet its financial projections.

On February 3, 2015, the Meru Board met with representatives of Deutsche Bank and Wilson Sonsini, to discuss the current status of discussions with potentially interested buyers. The Meru Board also discussed potential debt and equity financing alternatives that could be available to Meru.

On February 4, 2015, a fourth potential financial buyer contacted Meru to initiate discussions for a potential strategic transaction.

On February 5, 2015, representatives from Meru, including Dr. Bastani and Mr. McDonald, met with representatives from Company B.

On March 4, 2015, Meru entered into an annual meeting agreement with Vertex pursuant to which Vertex agreed to vote all of its Meru shares in favor of Meru’s recommended Board slate at Meru’s 2015 annual meeting of stockholders and that such Board slate would consist of current directors, Bami Bastani, Stephen Domenik, Sudhakar Ramakrishna, as well as Barry Cox and a candidate originally recommended by the Vertex Group, John Kurtzweil. The Meru Board also met with representatives of Wilson Sonsini to discuss potential debt and equity financing alternatives available to Meru as well as the current status of discussions with potentially interested buyers

On March 12, 2015, Castle Union filed an amendment to its Schedule 13D with the SEC, disclosing on that date that its ownership interest in Meru had decreased to approximately 5.8%. Castle Union sold approximately 340,000 shares on March 9, 2015. Meru’s stock price declined from a closing price of $2.36 per share on March 6, 2015, the last trading day prior to March 9, 2015, to a closing price of $1.60 per share on March 9, 2015, a decline of approximately 32%.

On March 16, 2015, the Meru Board met to discuss the current status of Meru’s business, including Meru’s financial performance to date in the first quarter, as well as the current status of discussions with potentially interested buyers, including Company B.

Also on March 16, 2015, Meru received an inbound call from a potential strategic buyer who was interested in learning more about Meru. The potential buyer was not identified as part of the Fall 2014 Market Check due to the perception that this potential buyer and Meru had significantly different target markets. Following further conversations with representatives of Deutsche Bank and Meru management, this potential strategic buyer declined to pursue the opportunity to acquire Meru.

On March 17, 2015, representatives from Meru met with representatives from the fourth potential financial buyer to provide a presentation regarding Meru’s markets, customers, products, product pipeline and employees, as well as Meru’s revised revenue and profitability projections. This potential financial buyer declined to pursue the opportunity to acquire Meru.

On March 26, 2015, Company B submitted an indication of interest for the acquisition of Meru with an all-cash price of $1.62 per share, which Company B stated was preliminary, non-binding and subject to further due diligence. While this offer was to be partially financed, Company B confirmed that there would be no financing contingency in a definitive agreement between the parties. Company B requested a four-to-five week exclusivity period to continue discussions and to finalize a definitive agreement between the parties.

On March 29, 2015, the Meru Board met with representatives of Deutsche Bank and Wilson Sonsini, to discuss the status of the review of strategic alternatives as well as the indication of interest from Company B. The Meru Board directed management and Deutsche Bank to contact the parties who had previously expressed an interest in proceeding with discussions for an acquisition of Meru, including Company A and Fortinet as well as those parties that were still reviewing the potential opportunity (together with the activities that occurred following the January 6, 2015 announcement, the “2015 Market Check”). During this March 29, 2015 board meeting, representatives of Deutsche Bank discussed with the Meru Board preliminary financial analyses. This preliminary information took into account Meru’s updated financial plan that was approved by the Meru Board following the restructuring in January 2015. As a result of the outreach conducted by Meru management and Deutsche Bank, Fortinet and Company A re-engaged in discussions with Meru for a potential acquisition. No other parties indicated an interest in re-engaging with Meru.

Between March 29, 2015 and April 14, 2015, representatives from Meru and Deutsche Bank continued to engage in discussions with Company A, Company B and Fortinet, which included providing additional information about Meru, including financial and legal due diligence information.

On April 2, 2015, Meru provided Fortinet an update on Meru’s financial results for the first quarter, updated financial projections and an update on restructuring activities.

On or about April 3, 2015, Meru retained Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”) as outside legal counsel generally and to advise Meru in connection with a strategic transaction.

On April 3, 2015, the Meru Board met to discuss an update on the business, preliminary results for the first quarter as well as debt financing alternatives. The Meru Board also discussed the current status of the 2015 Market Check.

On April 6, 2015, Meru announced preliminary financial results for the quarter ended March 31, 2015 as well as the departure of its senior sales executive. The following day, April 7, 2015, the closing price of Meru’s common stock was $1.53 per share.

On April 8, 2015, Company A informed Meru that it was declining to re-submit an indication of interest and was no longer interested in pursuing a transaction with Meru. In addition, representatives of Deutsche Bank advised Meru that, other than Company B and Fortinet, none of the parties who had been contacted by Deutsche Bank or who had contacted Meru or Deutsche Bank following Meru’s announcement that it was exploring strategic alternatives were interested in pursuing a transaction with Meru.

On April 14, 2015, Fortinet submitted an updated indication of interest for the acquisition of Meru with an all-cash price of $1.64 per share, which Fortinet stated was subject to the satisfaction of certain conditions and was preliminary, non-binding and subject to further due diligence. There was no financing contingency associated with this offer. Fortinet also requested a 30-day exclusivity period, provided no exclusivity period would be required if Meru agreed to pay Fortinet’s transaction-related costs and expenses if a definitive transaction agreement was not reached with Fortinet.

On April 14, 2015, the Meru Board met with representatives of Deutsche Bank and Pillsbury to discuss the Fortinet indication of interest and the current status of discussions with Company B. Company B said that while it remained interested in a transaction with Meru on the preliminary terms outlined in its original indication of interest, it would not improve or otherwise revise its indication of interest. The Meru Board discussed the indications of interest from Fortinet and Company B as well as the alternative of continuing to operate as a standalone company, including the risks associated with remaining a standalone company and the potential debt and equity financing alternatives and related impact to shareholders if such a financing were consummated. The Meru Board directed Deutsche Bank to request a best and final indication of interest from Fortinet and Company B. The Meru Board also determined that Mr. Domenik, as Meru’s Chairman of the Board and spokesperson for the Board, should contact Mr. Xie to discuss the level of commitment that Fortinet had to consummating a transaction with Meru should the parties enter into an exclusivity agreement.

On April 14, 2015, representatives of Deutsche Bank had a telephone conversation with representatives from Fortinet to discuss revisions to Fortinet’s indication of interest and exclusivity agreement.

On April 14, 2015, Castle Union filed an amendment to its Schedule 13D with the SEC, disclosing on that date that its ownership interest in Meru had decreased to approximately 4.6%.

On April 15, 2015, Mr. Domenik contacted Mr. Xie to discuss the level of commitment that Fortinet had to consummating a transaction with Meru should the parties enter into an exclusivity agreement.

On April 15, 2015, Fortinet submitted an updated indication of interest for the acquisition of Meru with an all-cash target price of $1.70 per share, which Fortinet stated was preliminary, non-binding and subject to further due diligence. Fortinet also requested a
35-day exclusivity period.

On April 15, 2015, Company B informed Deutsche Bank that it would not be submitting an improved indication of interest and characterized its most recent indication of interest as its “best and final” offer.

On April 15, 2015, the Meru Board met with representatives of Deutsche Bank and Pillsbury to review the updated Fortinet indication of interest, the current indication of interest from Company B and the current status of Meru’s discussions with potential debt financing providers. Representatives of Deutsche Bank reviewed with the Meru Board preliminary financial analyses, which included a selected transactions analysis, transaction premiums analysis, discounted cash flow analysis and certain industry and public company data, to inform the Meru Board’s judgment in evaluating the indications of interest from Fortinet and Company B. The Meru Board also reviewed the proposed terms of a debt financing transaction and the impact such a financing would have on the standalone operations of Meru and on the strategic process. After evaluating, among other things, Fortinet’s all-cash $1.70 per share offer, the negotiations to date with Fortinet and Company B, the information discussed with representatives of Deutsche Bank, the results of the strategic transaction process to date and the proposed terms of the exclusivity agreement with Fortinet, the Meru Board determined that Meru should enter into exclusive negotiations with Fortinet for a period ending on the earlier of 35 days from the date of the exclusivity agreement and any such date that Fortinet indicated either orally or in writing to Meru of its indication to terminate discussions or to reduce the purchase price per share set forth in the indication of interest.

Between April 15, 2015 and April 17, 2015, representatives of Fortinet and its advisors, including Fenwick, and Meru and its advisors, including representatives of Deutsche Bank and Pillsbury negotiated the indication of interest from Fortinet and the exclusivity agreement.

On April 17, 2015, Fortinet delivered an updated indication of interest revising certain terms, but maintaining its previously offered price per share of $1.70 and remaining non-binding and subject to due diligence, and delivered an updated exclusivity agreement providing for an exclusivity period of 35 days, provided however, the exclusivity agreement would terminate earlier on any such date that Fortinet indicated either orally or in writing to Meru of its indication to terminate discussions or to reduce the purchase price per share set forth in the indication of interest. Later that day, Meru executed the exclusivity agreement with Fortinet.

On April 20, 2015, Fortinet commenced business, financial and accounting and legal due diligence on Meru and over the course of the next several weeks, Meru and its advisors provided additional due diligence information and responded to additional inquiries from Fortinet, Fenwick and other Fortinet advisors.

On April 21, 2015, representatives of Fortinet and its advisors, including Fenwick, and Meru and its advisors, including Deutsche Bank and Pillsbury, commenced discussions regarding the proposed structure of the transaction, regulatory analysis, preparation of a definitive merger agreement and related materials, and a timeline for the potential transaction.

On May 1, 2015, Fenwick provided to Pillsbury a draft of the merger agreement together with a draft of the form of tender agreement that Fortinet requested be executed concurrently with the merger agreement by certain persons.

Between May 1, 2015 and May 27, 2015, representatives of Fortinet and its advisors, including Fenwick, and Meru and its advisors, including Deutsche Bank and Pillsbury, negotiated the merger agreement and the form of tender agreement, and drafts of these agreements were exchanged between the two sides.

On May 12, 2015, Meru provided Fortinet with an update to its financial projections for 2015 that it previously provided to Fortinet on April 2, 2015. The revised financial projections took into account Meru’s actual performance in the first quarter and lower margin expectations for the remainder of 2015.

On May 14, 2015, Fortinet informed Deutsche Bank that it had additional diligence questions regarding among other things, Meru’s sales pipeline, liquidity and cash for continued operations, that could impact the price per share at which Fortinet was willing to pay to acquire Meru. Between May 16, 2015 and May 18, 2015, representatives from Meru and Fortinet met to discuss additional information in response to Fortinet’s questions.

On May 18, 2015, Fortinet informed Deutsche Bank that, based on the diligence it had conducted to date, it had determined that its previously offered price per share of $1.70 was too high and that it was reducing the price per share at which it would be willing to acquire Meru from $1.70 to $1.55.

On May 19, 2015, Mr. Domenik, members of Meru’s management and representatives from Deutsche Bank and Pillsbury met to discuss Fortinet’s reduction in offer price. Mr. Domenik and members of Meru’s management directed the representatives from Deutsche Bank to respond to Fortinet that Meru would not accept a transaction at that time with Fortinet for a price per share below $1.63, if Fortinet was not willing to proceed on that basis, the Meru Board would need to re-evaluate its alternatives, and any change in price from the original offer of $1.70 per share would still need to be reviewed and approved by the Meru Board. On May 19, 2015, representatives from Deutsche Bank conveyed this information to Fortinet. Later that day, Fortinet confirmed its willingness to proceed with Meru for an acquisition based on a price per share of $1.63.

On May 20, 2015, Meru held its annual meeting of stockholders. As a result, two new directors, John Kurtzweil and Barry Cox, were elected to the Meru Board, joining incumbent directors Stephen Domenik, Dr. Bami Bastani and Sudhakar Ramakrishna. The terms of two former directors, Harold Copperman and William Quigley, expired.

On May 20, 2015, following the annual meeting of stockholders, the Meru Board held a meeting with its financial and legal advisors. During the meeting, management of Meru reviewed with the Meru Board, including the two new directors, Meru’s operations, recent financial performance, financial projections and operating plan. In addition, representatives of Deutsche Bank reviewed the strategic process to date and discussed preliminary financial analyses, which included a selected transactions analysis, transaction premiums analysis, discounted cash flow analysis and certain industry and public company data. This preliminary information took into account the same financial plan that was approved by the Meru Board following the restructuring in January 2015 and the updated projections provided to Fortinet on April 2, 2015. Pillsbury provided an overview of the current status of negotiations of the merger agreement. The Meru Board then discussed the current offer terms from Fortinet and directed Meru management, Deutsche Bank and Pillsbury on how to proceed in negotiations with Fortinet.

On May 22, 2015, Meru entered into a loan agreement with Opus Bank providing loans to Meru of up to $15.0 million, of which $9.0 million consisted of a term loan and $6.0 million represented a line of credit. Meru used a portion of the proceeds from Opus Bank to pay off its outstanding debt with a different lending institution.

On May 25, 2015, representatives from Meru and Pillsbury met with representatives from Fortinet and Fenwick at Pillsbury’s office in Palo Alto, California to negotiate the merger agreement.

Between May 25, 2015 and May 26, 2015, drafts of the merger agreement and related documents were exchanged between Meru and Fortinet and their respective advisors. On May 26, 2015, Fortinet presented a draft merger agreement that was described as Fortinet’s “best and final” offer on the remaining open terms in the merger agreement, which final open terms included deal certainty and termination rights. Fortinet requested that Meru present this “best and final” draft of the merger agreement to the Meru Board for approval.

On May 26, 2015, the Meru Board met with its financial and legal advisors to review the “best and final” form of merger agreement presented by Fortinet to Meru. Pillsbury reviewed for the Board the fiduciary duties of directors and material matters to be considered when deciding to approve the sale of a Delaware corporation. Representatives of Deutsche Bank reviewed Deutsche Bank’s financial analyses of the consideration proposed to be paid in the offer and the merger, a copy of which had been previously distributed to the Meru Board, and rendered an oral opinion, which was subsequently confirmed by delivery of a written opinion dated May 27, 2015, to the effect that, as of such date and based upon and subject to the various qualifications, limitations, assumptions and conditions set forth in its opinion, the consideration per share of $1.63 to be paid to the Meru stockholders in the Offer and the Merger was fair to such stockholders from a financial point of view. See “Item 4 – Opinion of Meru’s Financial Advisor”. Representatives of Deutsche Bank also confirmed to the Meru Board that Deutsche Bank had not received any fees for investment banking services from Fortinet in the past three years. Pillsbury then reviewed the material provisions of the definitive merger agreement. The Meru Board discussed, among other things, the deal certainty and termination rights provisions, including specifically the final terms that were open in the “best and final” offer from Fortinet. Pillsbury also reviewed the terms of the form of tender agreement, a copy of which had been previously distributed to the Board. Pillsbury then reviewed and discussed with the Meru Board the proposed resolutions regarding the transaction and, following discussion, the Meru Board unanimously agreed and determined, for the reasons more fully described in “Item 4 – The

Solicitation or Recommendation – Reasons for the Recommendation of the Meru Board”, that the Offer and the Merger were advisable and in the best interests of Meru and its stockholders, and the Meru Board voted unanimously to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

Following the meeting of the Meru Board, representatives of Fortinet and its advisors, including Fenwick, and Meru and its advisors, including Pillsbury, worked to finalize the merger agreement and other transaction documents. In addition, each of the directors on the Meru Board reviewed and executed a tender agreement.

On May 27, 2015, the parties executed the merger agreement and related documents, including the tender agreements. On that same day, Fortinet and Meru issued a joint press release announcing the transaction.

Reasons for Recommendation

In evaluating the Merger Agreement and the Transactions, Meru’s Board consulted with Meru’s management and legal advisors at Pillsbury and financial advisors at Deutsche Bank and, in reaching its unanimous determination to approve the Merger Agreement and recommend the Transactions to Meru’s stockholders, Meru’s Board relied upon and considered numerous factors, including the following material factors, each of which is supportive of its determination and recommendation.

•	Meru’s business, assets, financial condition, results of operations, competitive position and prospects as well as its long-range plan. Meru’s Board considered, among other factors that the holders of the Shares would continue to be subject to the risks and uncertainties of Meru executing on its long-range plan if it remained independent. Meru’s Board weighed the certainty of realizing a value for Shares in the Offer and the Merger compared to the uncertainty that trading values would approach the Offer Price in the foreseeable future and the substantial risk and uncertainty associated with Meru and its business (including the risk factors set forth in Meru’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015).

•	Meru’s historical and current financial performance and results of operations, Meru’s prospects and long-term strategy, its competitive position in the WiFi network solutions market in which it operates and general economic and stock market conditions, including Meru’s declining operating results;

•	the Offer Price will be paid in cash providing certainty, immediate value and liquidity to Meru’s stockholders;

•	the historical market prices, trading volume, volatility and other trading information with respect to the Shares, including that the $1.63 per Share to be paid for each Share represents approximately a 18.1% premium to the closing price of $1.39 per Share on May 22, 2015, a 22.6% premium to the one month average stock price of $1.33 and a 14.8% premium to the volume weighted average stock price since Castle Union decreased their ownership to 5.8% on March 10, 2015

•	Meru’s Board’s belief, after a review of potential strategic alternatives and discussions with Meru’s management and advisors, that the $1.63 per Share is more favorable to the stockholders of Meru than the potential value that might have resulted from other strategic opportunities potentially available to Meru, including remaining as a standalone company or pursuing a business combination transaction with another party;

•	Meru’s Board’s belief that as a result of arm’s-length negotiations with Fortinet, Meru and its representatives had negotiated the highest price per Share that Fortinet was willing to pay for Meru and that the terms of the Merger Agreement include the most favorable terms to Meru in the aggregate to which Fortinet was willing to agree;

•	certain limited prospective forecasts for Meru prepared by Meru management, which reflect an application of various commercial assumptions of Meru’s management to the latest available long-range plans of Meru. For further discussion, see “Item 8. Additional Information—Certain Company Management Projections”;

•	after discussions with Deutsche Bank and management of Meru, Meru’s Board considered that just two potentially interested and capable counterparties, including Fortinet submitted and did not withdraw, written indications of interest and that Fortinet presented the superior proposal;

•	the availability of statutory appraisal rights under the DGCL in connection with the Merger for Meru stockholders who do not tender their Shares in the Offer and who otherwise comply with the statutory requirements of the DGCL, and who believe that exercising their appraisal rights would yield them a greater per Share amount than the Merger would;

•	Meru’s Board’s belief that the Offer and the second-step Merger likely would be completed based on, among other things, the limited number of closing conditions to the Offer and the Merger, including the absence of a financing condition;

•	that the Offer, combined with the absence of any regulatory approval process, presented the possibility of a relatively quick conclusion of the acquisition of Meru;

•	Meru’s Board’s belief that the business reputation of Fortinet and its management and the substantial financial resources of Fortinet and, by extension, Purchaser, supported the conclusion that a transaction with Fortinet and Purchaser could be completed relatively quickly and in an orderly manner;

•	Meru’s Board’s assessment of Meru’s prospects for substantially increasing stockholder value as a standalone company above $1.63 per Share, including its consideration of the following factors:

•	the relatively small size and scale of Meru’s operations, which presents resource constraints that challenge growth in the business as well as employee retention issues;

•	the importance of scale for achieving sustained revenue growth and structural unit cost reductions in order to compete effectively in the WiFi network solutions market;

•	the risk of delay or interruption in anticipated revenue growth from new customers, which could be impacted by multiple factors, such as customers’ unwillingness to do business with Meru due to its uncertain financial position, as well as general market timing, technical problems, and other factors not directly controlled by Meru;

•	lack of confidence of the investment community in Meru’s ability to accurately forecast its business and operating results properly;

•	Meru’s ability to compete in the WiFi network solutions market against companies that are substantially larger and better capitalized than Meru; and

•	the potential for further requirements for cash to fund operations which may require incurring new debt or issuing additional equity that may be dilutive to existing stockholders.

•	the fact that the Offer is structured as an all-cash Offer, which can be completed, and cash consideration can be delivered to Meru stockholders, on a prompt basis assuming satisfaction of the minimum tender conditions provided for in the Merger Agreement, reducing the period of uncertainty during the pendency of the transactions on Meru stockholders, employees and customers, with a second-step Merger in which Meru stockholders who do not tender their Shares in the Offer will receive the same cash price as paid for the Shares in the Offer;

•	the fact that if any of the conditions to the Offer are not yet satisfied or waived as of any then-scheduled expiration time, the Merger Agreement provides that Purchaser will be required to extend the Offer for at least two successive extension periods of up to ten business days upon the request of Meru but not beyond September 15, 2015 unless Fortinet and Meru agree in writing;

•

the oral opinion of Deutsche Bank, confirmed by delivery of a written opinion dated May 27, 2015, to the Meru Board as to the fairness, from a financial point of view and as of such date, of the $1.63 per Share cash consideration to be received by holders of Shares, which opinion was based upon and subject to the assumptions, limitations, qualifications and conditions described in such opinion as more fully described under the caption “Opinion of Meru’s Financial Advisor.” Deutsche Bank’s opinion does not constitute a recommendation as to whether or not any holder of Shares should tender Shares in the Offer or as to how any such holder should vote or act with respect to the transaction or otherwise.

•	the terms and conditions of the Merger Agreement, including the following factors:

•	the ability of Meru’s Board under the Merger Agreement to withdraw or modify its recommendation that the Meru stockholders accept the Offer and tender their Shares in connection with an alternative offer that the Board concludes in good faith (after consultation with outside legal counsel and its financial advisor) constitutes a superior proposal, and Meru’s right to terminate the Merger Agreement in order to accept a superior proposal and enter into a definitive agreement with respect to such superior proposal, in both cases after giving Fortinet four business days’ notice and providing a “matching right” prior to withdrawing or modifying its recommendation and subject to payment of a termination fee;

•	the customary nature of the conditions to Fortinet’s obligations to consummate the Offer and the other Transactions and the risk of non-satisfaction of such conditions;

•	the right to cure breaches or failure to perform any of Meru’s representations, warranties, covenants or other agreements (provided such breaches or failures are by their nature curable) within 30 days following notice before Fortinet may terminate the Merger Agreement due to such breaches or failures to perform;

•	the conclusion of Meru’s Board that (i) the termination fee of $2.2 million (approximately 5% of the equity value of the Transactions) which is payable by Meru if the Merger Agreement is terminated in connection with a superior proposal or certain other events is customary and reasonable and will not unduly inhibit Meru’s Board from approving a superior proposal if such were available;

•	the fact that the Merger will be governed by Section 251(h) of the DGCL, which permits Fortinet to close the second-step Merger without the need for, and the delays occasioned by, a vote of stockholders if a majority of the outstanding Shares are tendered in the Offer;

Meru’s Board also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions, including the following:

•	that Meru will no longer exist as an independent company and that Meru’s stockholders will not participate in any future growth of Meru as an independent company or in any synergies with Fortinet resulting from the Transactions, including any potential future benefit from the continued development and commercialization of Meru’s new products;

•	the effect of the announcement and pendency of the Merger Agreement and the Offer on Meru’s operations, employees, distributors, customers, collaboration partners and suppliers;

•	Meru’s ability to retain employees during the pendency of the Offer and the Merger Agreement;

•	that, if the Offer and the other transactions are not consummated in a timely manner or at all:

•	the trading price of Shares could be adversely affected;

•	Meru may incurred significant transaction and opportunity costs attempting to consummate the transactions;

•	Meru may have lost potential business partners and employees after announcement of the Offer;

•	Meru’s business may be subject to significant disruption; and

•	Meru’s directors, officers and other employees will have expended considerable time and effort to consummate the transactions;

•	the restrictions in the Merger Agreement that prohibit Meru from soliciting or initiating discussions with third parties regarding a competing offer for Meru, and place certain constraints on Meru’s ability to respond to such proposals, subject to the fulfillment of certain fiduciary duties of the Board;

•	the termination fee payable to Fortinet upon the occurrence of certain events may deter other potential acquirors from publicly making a competing offer for Meru that might be more advantageous to Meru stockholders, and the impact of the termination fee on Meru’s ability to engage in certain other transactions for 12 months from the date on which the Merger Agreement is terminated in certain circumstances;

•	that the gain realized by Meru stockholders as a result of the Offer and the second-step Merger generally will be taxable to Meru stockholders for U.S. federal income tax purposes; and

•	the restrictions in the Merger Agreement on the conduct of Meru’s business prior to the consummation of the Merger, which may delay or prevent Meru from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger, and the potentially adverse impacts on Meru’s business and financial condition if the Offer is not consummated and the Merger does not occur.

In addition to the above, Meru’s Board considered the arrangements and possible conflicts of interest of certain Meru officers and directors. See “Item 3—Past Contacts, Transactions, Negotiations and Agreements.”

Meru’s Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of Meru’s Board’ reasons for its recommendation that Meru stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive, but addresses the material information and factors considered by Meru’s Board in consideration of its recommendation. In view of the wide variety of factors considered by Meru’s Board in connection with the evaluation of the Offer and the complexity of these matters, Meru’s Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information reviewed, and the judgments of individual members of Meru’s Board may have been influenced to a greater or lesser degree by different factors.

For the reasons described above, Meru’s Board unanimously recommends that the Meru stockholders accept the Offer and tender their Shares in the Offer.

Intent to Tender

To Meru’s knowledge, after making reasonable inquiry, all of Meru executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons or entity immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition Fortinet and Purchaser have entered into Tender Agreements with all directors, who together hold less than 1% of the outstanding Shares, to tender all of their Shares, as well as any additional Shares that they may acquire, to Purchaser in the Offer. The Tender Agreement will terminate in the event the Merger Agreement is terminated and in certain other circumstances.

Certain Financial Projections

Meru’s senior management does not as a matter of course issue public projections as to future performance or earnings beyond the then current quarter or issue public projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with its strategic planning process, including, without limitation, its due diligence process and evaluation of the Offer, the Merger Agreement and the Transactions, as described in this Schedule 14D-9, Meru’s senior management prepared financial projections for calendar years 2015 through 2019. The financial projections for calendar years 2015 through 2017 were provided to Fortinet, while the financial projections for calendar years 2015 through 2019 were provided to the Meru Board and Deutsche Bank. To give Meru stockholders access to certain nonpublic information that was available to Fortinet and the Meru Board at the time of the evaluation of the Offer, the Merger Agreement and the Transactions contemplated by the Merger Agreement, Meru’s senior management has included these projections below.

These projections were developed from historical financial statements and a series of assumptions and estimates of management related to future trends and did not give effect to any changes or expenses as a result of the Offer, the Merger Agreement or the Transactions or any other effects of such terms. The projections included below were prepared solely for internal use and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles, or GAAP. The inclusion of these projections in this Schedule 14D-9 should not be regarded as an indication that the Meru Board, Deutsche Bank, any of their respective affiliates, or any other recipient of this information considered, or now considers, such projections to be a reliable prediction of future results or any actual future events. No independent registered public accounting firm, has examined, compiled, nor performed any procedures with respect to the accompanying projected financial information.

Meru’s future financial results may materially differ from those expressed in these projections due to factors that are beyond management’s ability to control or predict. Meru cannot assure that any of these projections will be realized or that its future financial results will not materially vary from the projections. The projections do not take into account any circumstances or events occurring after the date they were prepared and have not been updated since their respective dates of preparation. They should not be utilized as public guidance and will not be provided in the ordinary course of Meru’s business in the future.

Before entering into the Merger Agreement, representatives of Fortinet and Purchaser conducted a due diligence review of Meru, and in connection with their review Fortinet and Purchaser received certain non-public information concerning Meru, including the financial projections included below for calendar years 2015 through 2017 that were also furnished to Deutsche Bank. Meru management and the Meru Board instructed Deutsche Bank to rely on these financial projections in addition to the financial projections included below for calendar years 2018 and 2019 as the primary basis of its analyses in rendering its Fairness Opinion described in more detail below. Meru’s management also advised Fortinet and Purchaser that the financial projections provided to them in May 2015 and set forth below for calendar years 2015 and 2017 replaced and superseded all previous financial projections provided to Fortinet by Meru.

The projections are not being included in this document to influence the decision of a Meru stockholder whether to tender Shares in the Offer, but rather because such projections, or portions of these projections, were provided to Fortinet and the Meru Board, or calculated based on information provided to the Meru Board and Meru’s financial advisor, Deutsche Bank. The information from the projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Meru contained in Meru’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in Meru’s projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Shares in the Offer.

All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in Meru’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in this Schedule 14D-9, or Meru’s other, periodic reports are not applicable to any forward looking statements made in connection with the Offer. Please refer to discussion entitled “Forward-Looking Statements” under Item 8. Additional Information.

Stockholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

The following table presents selected unaudited prospective financial data, which were prepared in May 2015:

Fiscal Year Ended December 31 ($ in millions)

	2015E	2016E	2017E	2018E	2019E
Revenue	$85	$100	$114	$122	$129
Gross profit	53	65	76	81	86
EBITDA (excluding stock-based compensation)	(1)	8	14	16	18
Tax adjusted EBIT (including stock-based compensation expense)	(10)	(2)	4	6	7
Free cash flow	(15)	1	5	6	7
Net income (including stock-based compensation expense)	(11)	(3)	3	5	7

BY INCLUDING IN THIS SCHEDULE 14D-9 A SUMMARY OF MERU’S INTERNAL FINANCIAL FORECASTS, MERU UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL FORECASTS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FORECASTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL FORECASTS ARE SHOWN TO BE IN ERROR OR CHANGE.

Opinion of Meru’s Financial Advisor

At the May 26, 2015 meeting of the Meru Board, Deutsche Bank Securities Inc. (“Deutsche Bank”), financial advisor to Meru, rendered its oral opinion to the Meru Board, confirmed by delivery of a written opinion dated May 27, 2015, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank’s opinion, the $1.63 in cash consideration to be paid to the holders of Meru common stock (other than Fortinet and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Deutsche Bank’s written opinion, dated May 27, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken in connection with the opinion, is included in this document as Annex I and is incorporated herein by reference. The summary of Deutsche Bank’s opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and was addressed to, and for the use and benefit of, the Meru Board in connection with and for the purpose of its evaluation of the Offer and the Merger. Deutsche Bank’s opinion was limited to the fairness, from a financial point of view, to the holders of Meru common stock (other than Fortinet and its affiliates) of the consideration to be paid to such holders pursuant to the Merger Agreement as of the date of the opinion. The opinion did not address any other terms of the transaction or the Merger Agreement. Nor did the opinion address the terms of the financing announced by Meru on May 26, 2015 or any other agreement entered into or to be entered into connection with the Offer and the Merger. Meru did not ask Deutsche Bank to, and Deutsche Bank’s opinion did not, address the fairness of the transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Meru, nor did it address the fairness of the contemplated benefits of the Offer or the Merger. Deutsche Bank expressed no opinion as to the merits of the underlying decision by Meru to engage in the Offer and the Merger or the relative merits of the Offer and the Merger as compared to any alternative business strategies. Nor did Deutsche Bank express an opinion, and Deutsche Bank’s opinion did not constitute a recommendation, as to whether or not any holder of Meru common stock should tender Shares pursuant to the Offer or, if applicable, how any holder of Shares should vote with respect to the Merger or any other matter. In addition, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the transaction, or any class of such persons, in connection with the transaction whether relative to the consideration to be paid to holders of Shares pursuant to the Merger Agreement or otherwise.

In connection with its role as financial advisor to Meru, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning Meru and certain internal analyses, financial forecasts and other information relating to Meru prepared by management of Meru, including with respect to the financing transaction announced by Meru on May 26, 2015. Deutsche Bank also held discussions with certain senior officers of Meru regarding the businesses and prospects of Meru. In addition, Deutsche Bank:

•	reviewed the reported prices and trading activity for the Meru common stock;

•	compared certain financial and stock market information for Meru with, to the extent publicly available, similar information for certain other companies it considered relevant whose securities are publicly traded;

•	reviewed, to the extent publicly available, the financial terms of certain recent business combinations which Deutsche Bank deemed relevant;

•	reviewed the Merger Agreement; and

•	performed such other studies and analyses and considered such other factors as Deutsche Bank deemed appropriate.

Deutsche Bank noted that the management of Meru had provided Deutsche Bank with revised financial forecasts on a number of occasions since September 2014 to take into account, among other things, management’s declining revenue forecasts and resulting restructuring efforts. At Meru’s direction, Deutsche Bank relied only upon the most recent financial forecasts provided by management of Meru for purposes of rendering the opinion.

Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Meru, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank, with the knowledge and permission of the Meru Board, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of Meru, Fortinet or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of Meru, Fortinet or their respective subsidiaries (or the impact of the transaction thereon) under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed with the knowledge and permission of the Meru Board that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Meru as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections, or the assumptions on which they were based. Deutsche Bank’s opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which it becomes aware of after the date of its opinion.

For purposes of rendering its opinion, Deutsche Bank assumed, with the knowledge and permission of the Meru Board, that in all respects material to its analysis, the transaction would be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to its analysis. Deutsche Bank also assumed, with the knowledge and permission of the Meru Board, that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Offer and the Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to its analysis. Deutsche Bank is not a legal, regulatory, tax or accounting expert and relied on the assessments made by Meru and its other advisors with respect to such issues.

Meru selected Deutsche Bank as its financial advisor in connection with the Offer and the Merger based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Pursuant to an engagement letter between Meru and Deutsche Bank, dated September 3, 2014, Meru has agreed to pay Deutsche Bank a transaction fee estimated to be approximately $2,750,000 for its services as financial advisor to Meru in connection with the transaction, of which $500,000 became payable upon delivery of its opinion (or would have become payable if Deutsche Bank had advised the Meru Board that it was unable to render its opinion) and the remainder of which is contingent upon consummation of the Offer. Meru also agreed to reimburse Deutsche Bank for all reasonable fees, expenses and disbursements of its counsel and all of Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the Offer and the Merger or otherwise arising out of its engagement, in each case on the terms set forth in its engagement letter. Meru has also agreed to indemnify Deutsche Bank and its affiliates to the full extent lawful against certain liabilities, including certain liabilities arising out of its engagement, the Offer and the Merger. Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) or other financial services to Fortinet or its affiliates for which they have received compensation. However, no member of the DB Group has received any compensation from Fortinet for such services since January 1, 2013. The DB Group may also provide investment banking and commercial banking and other financial services to Fortinet, Meru and their respective affiliates in the future, for which Deutsche Bank would expect the DB Group to receive compensation. No member of the DB Group has received any compensation from Meru for such services unrelated to the Offer and the Merger since January 1, 2013. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Fortinet, Meru and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Summary of Material Financial Analyses of Deutsche Bank

The following is a summary of the material financial analyses presented by Deutsche Bank to the Meru Board at its meeting held on May 26, 2015, and that were used in connection with rendering its opinion described above.

The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Deutsche Bank. Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of Deutsche Bank’s analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 22, 2015, and is not necessarily indicative of current market conditions.

The financial forecasts or estimates provided to Deutsche Bank by Meru management are described under “Certain Financial Projections” above.

Historical Trading Analysis

Deutsche Bank reviewed the historical closing prices for the Meru common stock during the 30-day period ended May 22, 2015 and for the period from January 6, 2015, the date Meru pre-announced earnings for the fourth quarter of 2014, to May 22, 2015. Deutsche Bank noted that the closing prices for the Meru common stock ranged from a low of $1.24 per share to a high of $1.51 per share during such 30-day period and from a low of $1.24 per share to a high of $3.53 per share since January 6, 2015.

Deutsche Bank also noted that the 52-week high and low closing prices per share of Meru common stock were $4.18 and $1.24, respectively, and the closing price of Meru common stock on May 22, 2015, the last trading day prior to the date of the May 26, 2015 meeting of the Meru Board was $1.39 per share.

Deutsche Bank noted that Meru had a net cash balance of approximately $8 million (or approximately $0.29 per share) as of March 31, 2015, taking into account $9 million of proceeds from a term loan announced on May 26, 2015 and without regard to an additional $6 million available to Meru under a line of credit also announced on May 26, 2015.

Analyst Price Targets

Deutsche Bank noted that only two Wall Street research analysts had recently published reports for Meru and that only one of such reports included a stock price target for Meru common stock. Deutsche Bank noted that the one published stock price target was $4.00 per share.

Comparable Companies Analysis

Deutsche Bank reviewed and compared certain financial information and commonly used valuation measurements for Meru with corresponding financial information and valuation measurements for the following five enterprise networking/wireless companies, referred to as “Business Comparable Companies,” and the following five hardware companies with an enterprise value of less than $100 million and negative 2014 top-line growth and earnings before taxes and interest (or “EBIT”) margins, referred to as “Financial Comparable Companies”:

Business Comparable Companies

Aerohive Networks, Inc.

Aruba Networks, Inc.

Extreme Networks Inc.

Netgear Inc.

Ruckus Wireless, Inc.

Financial Comparable Companies

Aviat Networks, Inc.

Electro Scientific Industries Inc.

EMCORE Corporation

Ikanos Communications, Inc.

O2Micro International Ltd.

Although none of the above selected companies is directly comparable to Meru, the companies included were chosen because they are publicly traded companies with financial or operating characteristics that, for purpose of analysis, may be considered similar to certain financial or operating characteristics of Meru. Accordingly, the analysis of publicly traded comparable companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

Based on the closing prices of the common stock of the selected companies on May 22, 2015, information contained in the most recent public filings of the selected companies and analyst consensus estimates of revenue for calendar year 2015, which is referred to in this document as “2015E Revenue,” Deutsche Bank calculated the following multiples for the selected companies:

•	the ratio of enterprise value (calculated as equity value plus total debt (excluding in-the-money convertible debt) and minority interest, less cash and equivalents), or “EV”, to last twelve months, or “LTM”, revenue as of the last publicly disclosed quarterly results referred to as “EV/LTM Revenue”; and

•	the ratio of EV to estimated revenue for calendar year 2015, referred to as “EV/2015E Revenue.”

The multiples for Aruba Networks, Inc. were calculated using Aruba’s unaffected closing stock price of $18.38 per share on February 24, 2015, one-day prior to speculation that Aruba was being acquired by the Hewlett-Packard Company.

Deutsche Bank also calculated the same multiples for Meru based upon both the closing price of $1.39 per share of Meru common stock on May 22, 2015, and upon the consideration of $1.63 per share of Meru common stock payable pursuant to the Merger Agreement. Deutsche Bank calculated the Meru multiples based on Meru management projections and taking into account cash and debt amounts as of March 31, 2015 adjusted for $9 million of new financing as announced on May 26, 2015.

The results of this analysis are summarized as follows:

	EV/LTM Revenue	EV/2015E Revenue
Business Comparable Companies
High	2.5x	2.4x
Median	2.0x	1.9x
Low	0.5x	0.5x

Financial Comparable Companies
High	0.7x	0.8x
Median	0.4x	0.6x
Low	0.1x	0.1x

Meru at $1.39 on May 22, 2015 (management estimates)	0.3x	0.4x

Meru at $1.63 Per Share Merger Consideration (management estimates)	0.4x	0.4x

Based in part upon the multiples of the selected companies described above as well as publicly available information relating to 2014 revenue growth and EBIT margin for Meru and each of the selected companies and taking into account its professional judgment and experience, Deutsche Bank calculated ranges of implied values per share of Meru common stock:

•	of approximately $1.88 to $2.19 per share by applying multiples of enterprise value to LTM revenue of 0.5x to 0.6x derived from the Business Comparable Companies;

•	of approximately $1.83 to $2.42 per share by applying multiples of enterprise value to 2015E revenue of 0.5x to 0.7x derived from the Business Comparable Companies;

•	of approximately $0.93 to $2.49 per share by applying multiples of enterprise value to LTM revenue of 0.2x to 0.7x derived from the Financial Comparable Companies; and

•	of approximately $0.91 to $2.42 per share by applying multiples of enterprise value to LTM revenue of 0.2x to 0.7x derived from the Financial Comparable Companies.

Deutsche Bank also noted that the implied value of the Meru common stock derived by applying Aerohive Networks Inc.’s multiples of enterprise value to LTM revenue and 2015E revenue would be approximately $6.35 per share and $5.88 per share, respectively. Deutsche Bank also noted that, despite Meru’s similarity to Aerohive from a business profile perspective, the two companies exhibited materially different growth and margin profiles. For that reason, Aerohive Networks Inc. was excluded when determining a valuation range based on the Business Comparable Companies.

Selected Transactions Analysis

Deutsche Bank reviewed publicly available information relating to the nine acquisition transactions in the enterprise networking/wireless sector announced since 2009 with equity values of less than $1 billion described in the table below. Deutsche Bank also reviewed publicly available information relating to the seven acquisition transactions in the enterprise networking/wireless sector with an equity value greater than $1 billion described in the table below. Although none of the selected transactions is directly comparable to the Offer and the Merger, the companies that participated in the selected transactions are such that, for purposes of analysis, the selected transactions may be consideration similar to the Offer and the Merger.

Equity Value less than $1 billion

Date Announced	Target	Acquirer
9/15/09	Nortel Networks Corp. (Enterprise Solutions)	Avaya Inc.
12/18/09	Airvana, Inc.	Affiliates of S.A.C. Private Capital Group, LLC, GSO Capital Partners LP, Sankaty Advisors LLC and ZelnickMedia
6/3/10	SonicWall, Inc.	Thoma Bravo, LLC/Ontario Teachers’ Pension Plan
7/26/10	2Wire, Inc.	Pace plc
11/16/10	Trapeze Networks	Juniper Networks, Inc.
12/05/12	Endace Limited	Emulex Corporation
1/28/13	Sierra Wireless, Inc. (AirCard Business)	Netgear, Inc.
9/12/13	Enterasys Networks, Inc.	Extreme Networks, Inc.
2/6/14	Alcatel-Lucent (Enterprise Business)	China Huaxin Post & Telecommunications Economy Development Center

Equity Value greater than $1billion

Date Announced	Target	Acquirer
4/12/10	3Com Corporation	Hewlett-Packard Co.
12/9/11	Blue Coat Systems, Inc.	Thoma Bravo, LLC
11/18/12	Meraki, Inc.	Cisco Systems, Inc.
4/15/14	Motorola Solutions Inc. (Enterprise Business)	Zebra Technologies Corp.
3/2/15	Aruba Networks, Inc.	Hewlett-Packard Co.
3/10/15	Blue Coat Systems, Inc.	Affiliates of Bain Capital, LLC
4/22/15	Pace Plc	Arris Group Inc.

With respect to each selected transaction and based on publicly available information, Deutsche Bank calculated the multiple of the target’s enterprise value to its LTM revenue and estimated revenue for the next twelve months, which is referred to as “NTM”, following the announcement of the applicable transaction. Deutsche Bank also calculated the same multiples for Meru based upon the Per Share Merger Consideration of $1.63 per share and management projections for Meru.

The results of this analysis are summarized as follows:

EV as a Multiple of
	LTM Revenue	NTM Revenue
Equity Value Less than $1 Billion
High	4.1x	2.8x
Median	0.8x	0.6x
Low	0.4x	0.4x
Equity Value More than $1 Billion
High	13.3x	8.0x
Median	2.1x	2.1x
Low	0.8x	N/A

Proposed Merger at $1.63
Meru	0.4x	0.4x

Based in part upon the multiples of the selected transactions with an equity value of less than $1 billion described above, as well as publicly available information relating to EBIT margin and revenue growth for Meru and the target companies which participated in such transactions, and taking into account its professional judgment and experience, Deutsche Bank calculated a range of estimated implied values per share of Meru common stock by applying multiples of 0.4x to 0.6x to Meru management estimates of LTM revenue as of March 31, 2015, resulting in a range of implied value of approximately $1.56 to $2.19 per share. Deutsche Bank also calculated a range of estimated implied values per share of Meru common stock by applying multiples of 0.4x to 0.6x to Meru management estimates of 2015 revenue, resulting in a range of implied value of approximately $1.52 to $2.13 per share.

Deutsche Bank noted that Meru had a net cash balance of approximately $8 million (or approximately $0.29 per share) as of March 31, 2015, taking into account $9 million of proceeds from a term loan announced on May 26, 2015 and without regard to an additional $6 million available to Meru under a line of credit also announced on May 26, 2015.

Discounted Cash Flow Analysis

Deutsche Bank performed a discounted cash flow analysis of Meru using financial forecasts and other information and data provided by Meru’s management to calculate a range of implied net present values per share of Meru common stock as of March 31, 2015.

In performing the discounted cash flow analysis, Deutsche Bank applied a range of discount rates of 16.0% to 20.0% to (i) Meru’s management estimates of after-tax unlevered free cash flows for the period from March 31, 2015 through December 31, 2019, using the mid-year convention and (ii) estimated terminal values using a range of perpetuity growth rates of 2.0% to 4.0%.

This analysis resulted in a range of implied present values per share of Meru common stock of approximately $1.16 to $1.75 per share.

Deutsche Bank noted that Meru had a net cash balance of approximately $8 million (or approximately $0.29 per share) as of March 31, 2015, taking into account $9 million of new financing as announced on May 26, 2015.

Implied Premia Analysis

Deutsche Bank reviewed the premiums in the following twelve transactions in the technology sector announced since April 26, 2011 where the target company had publicly announced a strategic review prior to the announcement of the transaction.

Date Announced	Target	Acquirer
05/07/15	Micrel, Inc.	Microchip Technology, Inc.
02/25/15	Emulex Corporation	Avago Technologies, Ltd.
02/10/15	Saba Software, Inc.	Vector Capital
02/03/15	Entropic Communications, Inc.	MaxLinear, Inc.
12/15/14	Riverbed Technology, Inc.	Thoma Bravo, LLC
11/19/14	Oplink Communications, Inc.	Koch Industries, Inc.
09/29/14	TIBCO Software, Inc.	Vista Equity Partners
05/06/13	BMC Software, Inc.	Bain Capital, LLC / Golden Gate Capital
12/09/12	Intermec Technologies Corporation	Honeywell International, Inc.
11/01/12	JDA Software Group, Inc.	RedPrairie
04/26/11	Lawson Products, Inc.	GGC Software Holdings, Inc.

The premiums in this analysis were calculated by comparing the transaction price to the closing price of the Shares of the target company one day prior to the announcement of the transaction. Deutsche Bank noted that the premiums for transactions announced within six months of the announcement of the strategic review ranged from (7%) to 23% with a median premium of 3% and the premiums for transactions announced after six months from the announcement of a strategic review ranged from 2% to 26% with a median of 12%. Deutsche Bank noted that the $1.63 price per share payable pursuant to the Merger Agreement represented a premium of approximately 17% to the closing price of the Meru common stock on May 22, 2015. Based in part upon the foregoing transactions and taking into account its professional judgment and experience, Deutsche Bank applied a range of premiums of 0% to 25% to the closing price of Meru common stock on May 22nd, 2015, resulting in an implied range of values of $1.39 to $1.74 per share.

Miscellaneous

This summary is not a complete description of Deutsche Bank’s opinion or the underlying analyses and factors considered in connection with Deutsche Bank’s opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Deutsche Bank believes that its analyses described above must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Deutsche Bank opinion. In arriving at its fairness determination, Deutsche Bank considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, it made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction in the analyses described above is identical to Meru or the transaction.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Meru Board as to the fairness of the consideration to be paid to holders of Meru common stock (other than Fortinet and its affiliates) pursuant to the Merger Agreement, from a financial point of view as of the date of the opinion and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. As described above, in connection with its analyses, Deutsche Bank made, and was provided by the management of Meru with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank or Meru. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Meru or its respective advisors, Deutsche Bank does not assume responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the transaction, including the consideration, were determined through arm’s-length negotiations between Meru and Fortinet and were approved by the Meru Board. Although Deutsche Bank provided advice to the Meru Board during the course of these negotiations, the decision to enter into the Merger Agreement was solely that of the Meru Board. Deutsche Bank did not recommend any specific consideration to Meru or the Meru Board, or that any specific amount or type of consideration constituted the only appropriate consideration for the transaction. As described above, the opinion of Deutsche Bank and its presentation to the Meru Board were among a number of factors taken into consideration by the Meru Board in making its determination to approve the Merger Agreement and the Transactions.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Meru selected Deutsche Bank as its financial advisor in connection with the Offer and the Merger based on Deutsche Bank’s familiarity with Meru and the networking industry, as well as its qualifications, expertise, reputation and experience in advising on public mergers and acquisitions transactions. Meru has agreed to pay Deutsche Bank an aggregate fee, currently estimated to be approximately $2,750,000, for its services as financial advisor to Meru in connection with the transaction, of which $500,000 became payable upon delivery of Deutsche Bank’s opinion (or would have become payable if Deutsche Bank had advised the Meru Board that it was unable to render an opinion) and approximately $2,250,000 of which is contingent upon consummation of the Offer. Deutsche Bank will also be reimbursed for its expenses, including reasonable fees of outside counsel, incurred in connection with its engagement. In addition, Meru has agreed to indemnify Deutsche Bank and its affiliates, and their respective partners, directors, agents, employees and controlling persons, against liabilities arising in connection with Deutsche Bank’s engagement.

Neither Meru nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Meru’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Meru, for which services no additional compensation will be paid.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than pursuant to the Tender Agreements and as set forth below, no transactions with respect to Shares have been effected by Meru or, to the knowledge of Meru after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9 except as follows:

In May 6, 2015, the Compensation Committee of the Meru Board granted the following restricted stock units that were vested on the date of grant to executive officers in accordance with Meru’s previously adopted 2015 management bonus plan:

Number of Restricted Stock Units
Dr. Bami Bastani	14,892
Mark Liu	3,227
Brian McDonald	5,047
Ajay Malik	2,792
Sarosh Vesuna	2,792

Upon vesting of each of the restricted stock units listed above, the following shares were withheld for payment of taxes associated with the vesting of restricted stock units:

Number of Restricted Stock Units
Dr. Bami Bastani	8,559
Mark Liu	1,383
Brian McDonald	2,901
Ajay Malik	1,197
Sarosh Vesuna	1,197

On May 21, 2015, the Meru Board also granted Barry Cox 96,402 restricted stock units and John Kurtzweil 102,158 restricted stock units in connection with their election as directors of Meru’s 2015 annual meeting of stockholders.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Meru is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of Meru’s securities by Meru, any subsidiary of Meru or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Meru or any subsidiary of Meru;

•	any purchase, sale or transfer of a material amount of assets by Meru or any subsidiary of Meru; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Meru.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

Vote Required to Approve the Merger

The Meru Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. If the Offer is consummated, Meru does not anticipate seeking the approval of Meru’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Meru, Fortinet and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of Meru in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

Meru is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Neither Fortinet nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of Meru as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Meru Board has approved the Merger Agreement and the Transactions contemplated thereby, included the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders who do not properly tender into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the Per Share Merger Consideration. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING BRIEF SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION/RECOMMENDATION STATEMENT AS ANNEX II. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any Meru stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a Meru stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

(i)	within the later of the consummation of the Offer (which will occur at the date and time of the acceptance and payment for Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to Meru at Meru Networks, Inc., 894 Ross Drive Sunnyvale, California 94089 Attention: Office of General Counsel, a written demand for appraisal of the Shares held, which demand must reasonably inform Meru of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)	not tender their Shares in the Offer; and

(iii)	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Appraisal Procedures.

The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262, the text of which is set forth in full in Annex II hereto. Mere failure to execute and return a Letter of

Transmittal to the Paying Agent, or failure to deliver share certificates to the Paying Agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and delivered to Meru as described herein.

As provided under Section 262, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Meru of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Time, but not thereafter, the surviving corporation or any holder of Shares who has complied with the provisions of Section 262 and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Meru is under no obligation, and has no present intention, to file such a petition. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within ten days after a written request therefor has been received by the surviving corporation or (b) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by Meru. The Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the surviving corporation and the petitioning stockholders in accordance with Section 262. As required by Section 262, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 could be greater than, the same as, or less than the value of the Per Share Merger Consideration or the merger consideration payable in the Merger (which is equivalent to the Per Share Merger Consideration). In determining “fair value”, the Delaware Court of Chancery shall take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In a departure from common practice, the Delaware Court of Chancery held in Huff v. CKx (2015), that, based on the facts and circumstances of that case, the merger price was the best indicator of the fair value of the CKx dissenting shares (the ruling was subsequently affirmed by the Delaware Supreme Court in a ruling issued without an opinion).

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no stockholder, whether or not such stockholder has duly demanded an appraisal in compliance with Section 262, is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Per Share Merger Consideration, without interest and subject to any taxes required to be withheld under applicable law, and then such stockholders must follow the procedures set forth in the letter of transmittal to be distributed to them and accompanying instructions in order to receive payment of the Per Share Merger Consideration.

At any time within 60 calendar days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the surviving corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 calendar days of the Effective Time.

FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Meru, please see Meru’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015.

Golden Parachute Compensation

Pursuant to Item 402(t) of Regulation S-K, Meru is required to provide information about compensation for each of Meru’s named executive officers that is based on or otherwise relates to the Transactions. Larry Vaughan was a named executive officer for 2014 but Mr. Vaughan’s employment with Meru was terminated as of April 6, 2015. Meru’s compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules.

The table below assumes that the closing of the Offer and the Merger both occur on July 7, 2015, and the employment of each executive officer of Meru ceases as a result of involuntary termination without cause on such date. The terms and conditions related to compensation that is based on or otherwise related to the Transactions are described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements between Meru and its Executive Officers, Directors and Affiliates – Severance and Change of

Control Arrangements and Treatment of Performance-Based Restricted Stock Units” and is incorporated herein by reference. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this Schedule 14D-9. As a result, the golden parachute compensation, if any, to be received by Meru executive officers may materially differ from the amounts set forth below. The equity benefits in the table below are calculated based on equity holdings as of June 4, 2015.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Other ($)	Total ($)
Dr. Bami Bastani	900,000	259,441	—	34,871	—	—	1,194,312
Brian McDonald	381,250	152,133	—	28,683	—	—	562,066
Ajay Malik	275,000	298,833	—	22,946	—	—	596,779
Sarosh Vesuna	337,500	106,765	—	—	—	—	444,265

(1)	Represents base salary cash severance payments for each named executive officer under his Severance and Change of Control Agreements, which agreements and payments are described more fully in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements between Meru and its Executive Officers, Directors and Affiliates – Severance and Change of Control Arrangements.” The amounts are “double trigger” in nature (i.e., they are triggered by a change of control for which payment is conditioned upon the named executive officer’s involuntary termination within the period commencing 3 months prior to and ending 12 months following such change of control).
(2)	Represents the Per Share Merger Consideration multiplied by the number of Shares underlying the unvested RSUs as of July 7, 2015 as well as PSUs that will vest in connection with the Transactions. No executive officer holds options with an exercise price in excess of the Per Share Merger Consideration. The amounts in respect of the unvested Meru RSUs are “double trigger” in nature and are seperately quantified in the “Acceleration of Vesting of Equity Awards” column in the table in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements between Meru and its Executive Officers, Directors and Affiliates –Severance and Change of Control Arrangements” and the amounts in respect of the Meru PSUs are “single trigger” in nature (i.e., they are triggered by a change in control for which payment is not conditioned upon a termination of the named executive officer’s employment) and they are seperately quantified in the “Aggregate Proceeds” column in the table included in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements between Meru and its Executive Officers, Directors and Affiliates –Treatment of Performance-Based Restricted Stock Units.”
(3)	Represents the aggregate amount of all premiums payable for the continuing of the executive officer’s health benefits for the applicable severance period, based on the amounts of such premiums at June 4, 2015. These amounts also assume that the premiums payable for continuation of the executive officer’s health and welfare benefits remain unchanged from their levels in effect on the date of this Schedule 14D-9. These amounts are double trigger in nature.

Legal Proceedings

On June 1, 2015, June 4, 2015 and June 8, 2015, one complaint was filed in the Superior Court of California, County of Santa Clara, and three complaints were filed in the Court of Chancery of the State of Delaware against Meru and its directors, and Fortinet and Purchaser, captioned as follows: Syama Devi v. Meru Networks, Inc., et al., Case No. 1 1-15-CV-881298, Barbara Strougo v. Meru Networks, Inc., et al., Case No. 11097-, Jason Ashton v. Meru Networks, Inc. et al., Case No. 11117- and Richard Baasche v. Meru Networks, Inc., et al., Case No. 11112-. The four cases are putative class actions brought by purported stockholders alleging, among other things, that the Meru Board breached their fiduciary duties by approving the Merger Agreement, and that Meru, Fortinet and Purchaser aided and abetted these alleged breaches of fiduciary duty. All four complaints seek, among other things, either to enjoin the proposed transaction or to rescind it should it be consummated, as well as money damages.

Neither Meru nor any member of the Meru Board has been served with three of these complaints to date. Meru and the other defendants will defend the case vigorously. Meru and its Board believe that the claims asserted in these lawsuits are without merit and intend to defend their position. However, a negative outcome of any of these lawsuits could have a material adverse effect on Meru if any result in preliminary or permanent injunctive relief of the Merger Agreement, which would fail to satisfy an Offer Condition, for one, if enjoined. In addition, although Meru has directors and officers liability insurance, Meru anticipates that it will incur significant expense within its self-insured retention under that insurance. Meru is not currently able to predict the outcome of these lawsuits with any certainty.

Additional lawsuits arising out of or relating to the Merger Agreement or the Transaction may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, Meru will not necessarily announce such additional filings.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to Meru’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Meru, Fortinet and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of Meru’s stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including the effects of disruption from the Transactions on Meru’s business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of Meru, including those set forth in Meru’s filings with the SEC, especially in “Item 1A. Risk Factors” of Meru’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the SEC on May 7, 2015 and in other periodic reports and filings with the SEC from time to time. In addition to other risks listed in the “Risk Factors” section listed in Meru’s filings with the SEC, factors that may cause Meru’s operating results to fluctuate include, but are not limited to:

•	fluctuations in demand, including due to seasonality, for Meru’s products and services. For example, many companies in Meru’s industry experience adverse seasonal fluctuations in customer spending patterns, particularly in the first and third quarters; Meru experienced these seasonal fluctuations in the past and expect that this trend will continue in the future;

•	fluctuations in sales cycles, including the timing of large orders, and prices for Meru’s products and services;

•	given the long lead times for the manufacture of Meru’s products, Meru’s ability to manage and maintain an appropriate level of product inventory in order to be able to ship products ordered during a quarter;

•	reductions in customers’ budgets for information technology purchases and delays in their purchasing cycles;

•	general economic or political conditions in Meru’s domestic and international markets;

•	limited visibility into customer spending plans;

•	changing market conditions, including current and potential customer consolidation;

•	variation in sales channels, product costs or mix of products sold;

•	the timing of recognizing revenue in any given quarter as a result of revenue recognition accounting rules, including the extent to which sales transactions in a given period are unrecognizable until a future period or, conversely, the satisfaction of revenue recognition rules in a given period resulting in the recognition of revenue from transactions initiated in prior periods;

•	the sale of Meru products in the timeframes Meru anticipates, including the number and size of orders, and the product mix within any such orders, in each quarter;

•	Meru’s ability to develop, introduce and ship in a timely manner new products and product enhancements that meet customer requirements;

•	the timing and execution of product transitions or new product introductions, including any related or resulting inventory costs;

•	delays in customer purchasing cycles in response to Meru’s introduction of new products or product transitions;

•	customer acceptance of new product introductions;

•	unpredictability in the development of core, new or adjacent markets, including the cloud networking market with respect to Meru’s XPress Cloud product;

•	the timing of product releases or upgrades by Meru or by its competitors;

•	the ability to execute sales strategy focusing primarily on customers in Meru’s key verticals of education, hospitality, healthcare and enterprise;

•	any significant changes in the competitive dynamics of Meru’s markets, including new entrants or substantial discounting of products;

•	Meru’s ability to control costs, including Meru’s operating expenses and the costs of the components Meru purchases;

•	Meru’s ability to establish and maintain successful relationships with channel partners, and the effectiveness of any changes Meru makes to Meru’s distribution model;

•	any increase or decrease in operating expenses in response to changes in the marketplace or perceived marketplace opportunities;

•	the quality and level of Meru’s execution of its business strategy and operating plan;

•	the effectiveness of Meru’s sales and marketing programs, including Meru’s ability to provide attractive incentives to Meru’s channel partners and customers through Meru’s pricing and discount programs;

•	Meru’s ability to derive anticipated benefits from its investments in sales, marketing, engineering or other activities; and

•	the effect of impairment testing of Meru’s goodwill in connection with prior acquisitions.

The reader is cautioned not to unduly rely on these forward-looking statements. Meru expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 9, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published on June 9, 2015 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Press release issued by Meru Networks, Inc. and Fortinet, Inc., dated May 27, 2015 (incorporated by reference to Exhibit 99.2 to Meru’s Current Report on Form 8-K filed with the SEC on May 27, 2015).

(a)(5)(B)	Summary Advertisement as published on June 9, 2015 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(6)	Opinion of Deutsche Bank Securities Inc. dated May 27, 2015 (included as Annex I to this Schedule 14D-9)

(e)(1)	Agreement and Plan of Merger among Fortinet, Inc., Malbrouck Acquisition Corp. and Meru Networks, Inc. dated May 27, 2015 (incorporated by reference to Exhibit 2.1 to Meru’s Current Report on Form 8-K filed with the SEC on May 27, 2015).

(e)(2)	Form of Tender and Support Agreement by and between Fortinet, Inc., Malbrouck Acquisition Corp. and certain stockholders of Meru Networks, Inc. dated May 27, 2015. (incorporated by reference to Exhibit 99.1 to Meru’s Current Report on Form 8-K filed with the SEC on May 27, 2015).

(e)(3)	Mutual Non-Disclosure Letter Agreement, dated October 29, 2014, by and between Meru Networks, Inc. and Fortinet, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1(b) to Meru’s Registration Statement on Form S-1 filed with the SEC on March 12, 2010).

(e)(5)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2(b) to Meru’s Registration Statement on Form S-1 filed with the SEC on March 12, 2010).).

(e)(6)(A)	Severance and Change of Control Agreement between Meru Networks, Inc. and Dr. Bami Bastani (incorporated by reference to Exhibit 10.02 to Meru’s Current Report on Form 8-K filed with the SEC on March 22, 2012).

(e)(6)(B)	Severance and Change of Control Agreement between Meru Networks, Inc. and Brian R. McDonald (incorporated by reference to Exhibit 10.6 to Meru’s Current Report on Form 8-K filed with the SEC on June 10, 2013).

(e)(6)(C)	Severance and Change of Control Agreement between Meru Networks, Inc. and Mark Liu (incorporated by reference to Exhibit 10.02 to Meru’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2013).

(e)(6)(D)	Severance and Change of Control Agreement between Meru Networks, Inc. and Ajay Malik (incorporated by reference to Exhibit 10.02 to Meru’s Current Report on Form 8-K filed with the SEC on November 2, 2013).

(e)(6)(E)	Severance and Change of Control Agreement between Meru Networks, Inc. and Sarosh Vesuna (incorporated by reference to Exhibit 10.05 to Meru’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2011).

(e)(7)	2010 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 to Meru’s Registration Statement on Form S-8 filed with the SEC on March 31, 2010).

(e)(8)	Meru Networks, Inc. 2010 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 99.01 to Meru’s Current Report on Form 8-K filed with the SEC on June 10, 2011).

(e)(9)	Forms of (a) Notice of Stock Option Grant, (b) Stock Option Agreement, (c) Notice of Cash Exercise of Stock Option, (d) Notice of Stock Unit Award, (e) Stock Unit Agreement, (f) Notice of Restricted Stock Award, and (g) Restricted Stock Agreement for 2010 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to Meru’s Registration Statement on Form S-8 filed with the SEC on August 6, 2010).

(e)(10)	2002 Stock Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.2 to Meru’s Registration Statement on Form S-1 filed with the SEC on December 18, 2009).

(e)(11)	2013 New Employee Stock Inducement Plan (incorporated by reference to Exhibit 10.3 to Meru’s Current Report on Form 8-K filed with the SEC on June 10, 2013).

(e)(12)	Form of Notice of Stock Unit Award and Stock Unit Agreement under 2013 New Employee Stock Inducement Plan. (incorporated by reference to Exhibit 10.4 to Meru’s Current Report on Form 8-K filed with the SEC on June 10, 2013).

(e)(13)	Indemnification Agreement between Meru Networks, Inc. and its directors and executive officers (incorporated by reference to Exhibit 10.01 to Meru’s Annual Report on Form 8-K filed with the SEC on July 25, 2013).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2015	Meru Networks, Inc.

	By:	/s/ Dr. Bami Bastani
Dr. Bami Bastani
Chief Executive Officer

Annex I

May 27, 2015

Board of Directors

Meru Networks, Inc.

894 Ross Drive

Sunnyvale, CA 94089

Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to Meru Networks, Inc. (the “Company”) in connection with the Agreement and Plan of Merger, dated as of May 27, 2015 (the “Merger Agreement”), by and among Fortinet, Inc. (“Parent”), Malbrouck Acquisition Corp., a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company. The Merger Agreement provides for Parent to cause Merger Sub to commence a tender offer (the “Tender Offer”) for all of the outstanding shares of common stock, par value $0.0005 per share (the “Company Common Stock”), of the Company at a price of $1.63 per share of Company Common Stock, net to the seller in cash (the “Consideration”). The Merger Agreement further provides, among other things, that following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent. As set forth more fully in the Merger Agreement, as a result of the Merger, each share of Company Common Stock (other than dissenting shares, shares owned by the Company as treasury stock and shares owned by Parent or any of its direct or indirect wholly owned subsidiaries) will be converted into the right to receive the Consideration.

You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, of the Consideration to be paid to the holders of outstanding shares of Company Common Stock (other than Parent and its affiliates) pursuant to the Merger Agreement.

In connection with our role as financial advisor to the Company, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company, and certain internal analyses, financial forecasts and other information relating to the Company prepared by management of the Company, including with respect to the terms of financing recently obtained by the Company (the “New Financing”). We have also held discussions with certain senior officers of the Company regarding the businesses and prospects of the Company. In addition, we have (i) reviewed the reported prices and trading activity for the

Chairman of the Supervisory Board: Paul Achleitner

Management Board: Jürgen Fitschen (Co-Chairman), Anshuman Jain (Co-Chairman), Stephan Leithner, Stuart Lewis, Stefan Krause, Rainer Neske, Henry Ritchotte

Deutsche Bank Aktiengesellschaft domiciled in Frankfurt am Main; HRB No 30 000, Frankfurt am Main, Local Court; VAT ID No DE 114103379; www.db.com

Board of Directors

Meru Networks, Inc.

May 27, 2015

Company Common Stock, (ii) compared certain financial and stock market information for the Company with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed, to the extent publicly available, the financial terms of certain recent business combinations which we deemed relevant, (iv) reviewed the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

As you are aware, management of the Company has provided Deutsche Bank with revised financial forecasts on a number of occasions since September 2014 to take into account, among other things, declining revenue forecasts and resulting restructuring efforts. At your direction, we have relied only upon the most recent financial forecasts provided by management of the Company for purposes of rendering this opinion.

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Company, including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of the Company, Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company, Parent or any of their respective subsidiaries (or the impact of the Transaction thereon) under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to us and used in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

Chairman of the Supervisory Board: Paul Achleitner

Management Board: Jürgen Fitschen (Co-Chairman), Anshuman Jain (Co-Chairman), Stephan Leithner, Stuart Lewis, Stefan Krause, Rainer Neske, Henry Ritchotte

Deutsche Bank Aktiengesellschaft domiciled in Frankfurt am Main; HRB No 30 000, Frankfurt am Main, Local Court; VAT ID No DE 114103379; www.db.com

Board of Directors

Meru Networks, Inc.

May 27, 2015

For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis. We also have assumed with your knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its other advisors with respect to such issues.

This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors of the Company in connection with and for the purpose of its evaluation of the Transaction. This opinion is limited to the fairness, from a financial point of view, to holders of Company Common Stock (other than Parent and its affiliates) of the Consideration to be paid to such holders pursuant to the Merger Agreement as of the date hereof. This opinion does not address any other terms of the Transaction or the Merger Agreement. Nor does it address the terms of the New Financing or any other agreement entered into or to be entered into in connection with the Transaction. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Transaction. We express no opinion as to the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies. Nor do we express an opinion, and this opinion does not constitute a recommendation, as to whether or not any holder of Company Common Stock should tender shares pursuant to the Tender Offer or how any holder of shares of Company Common Stock should vote with respect to the Transaction or any other matter. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the Transaction, or any class of such persons, in connection with the Transaction whether relative to the Consideration or otherwise.

Chairman of the Supervisory Board: Paul Achleitner

Management Board: Jürgen Fitschen (Co-Chairman), Anshuman Jain (Co-Chairman), Stephan Leithner, Stuart Lewis, Stefan Krause, Rainer Neske, Henry Ritchotte

Deutsche Bank Aktiengesellschaft domiciled in Frankfurt am Main; HRB No 30 000, Frankfurt am Main, Local Court; VAT ID No DE 114103379; www.db.com

Board of Directors

Meru Networks, Inc.

May 27, 2015

Deutsche Bank will be paid a fee for its services as financial advisor to the Company in connection with the Transaction, a portion of which becomes payable upon delivery of this opinion (or would have become payable if Deutsche Bank had advised the Board of Directors that it was unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Transaction. The Company has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided, investment banking ,commercial banking (including extension of credit) or other financial services to Parent or its affiliates for which they have received compensation. The DB Group may also provide investment and commercial banking services to Parent, the Company and their respective affiliates in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, the Company and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Consideration to be paid to the holders of outstanding shares of Company Common Stock (other than Parent and its affiliates) pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

/S/ DEUTSCHE BANK SECURITIES INC.

Chairman of the Supervisory Board: Paul Achleitner

Management Board: Jürgen Fitschen (Co-Chairman), Anshuman Jain (Co-Chairman), Stephan Leithner, Stuart Lewis, Stefan Krause, Rainer Neske, Henry Ritchotte

Deutsche Bank Aktiengesellschaft domiciled in Frankfurt am Main; HRB No 30 000, Frankfurt am Main, Local Court; VAT ID No DE 114103379; www.db.com

ANNEX II

Section 262 of the General Corporation Law of the State of Delaware.

§ 262 Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b) (3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the purchaser immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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